Exhibit 99.3
Management's
Discussion and Analysis
Basis of Presentation
The following management's discussion and analysis (“MD&A”) was prepared as of March 13, 2026 and is a review of the results of operations and the liquidity and capital resources of South Bow Corporation and its subsidiaries (collectively, “South Bow” or the “Company”). The MD&A should be read in conjunction with the accompanying annual audited consolidated financial statements and notes thereto (“accompanying financial statements”) of South Bow as at and for the year ended December 31, 2025, as well as South Bow’s annual information form for the year ended December 31, 2025 (“AIF”), each of which are available on South Bow’s website at www.southbow.com, under South Bow’s electronic profile on SEDAR+ at www.sedarplus.ca, and with the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.
Unless otherwise noted, all financial figures in this MD&A are in United States (“U.S.”) dollars.
On October 1, 2024, the Company completed the spinoff from TC Energy Corporation ("Former Parent" or "TC Energy") to form a new publicly traded company (the "Spinoff"). For the comparative periods prior to the Spinoff date, the accompanying financial statements are the combined carve-out financial statements of TC Energy's Liquids Pipelines business, and present the historical results of operations, comprehensive income, cash flows, changes in shareholders' equity, and the financial position as if the Company had always existed and operated as a standalone reporting entity.
This MD&A contains non-GAAP financial measures and forward-looking statements. Refer to the Specified Financial Measures and Forward-looking Information sections of this MD&A for additional details. Refer to the Glossary section for abbreviations and capitalized terms commonly used in this MD&A.
Corporate Profile
South Bow Overview
South Bow is an energy infrastructure company that owns and operates critical liquids pipelines and facilities extending across Canada and the U.S., safely and reliably connecting robust crude oil supplies to key refining and demand markets in the U.S. Midwest and U.S. Gulf Coast. South Bow seeks to optimize its assets, invest strategically to sustainably grow its cash flows, and pay a meaningful dividend, if, as, and when declared by South Bow's board of directors (the "Board"). The majority of South Bow's revenues are generated through long-term committed transportation arrangements, whereby customers receive access to capacity in exchange for a committed monthly payment.
South Bow takes a disciplined approach to capital allocation to preserve optionality and maximize total shareholder returns over the long term. The Company's capital allocation priorities are built on a foundation of financial strength and are supported by South Bow's stable, predictable cash flows. South Bow's capital allocation priorities include: paying a sustainable base dividend; strengthening the Company's investment-grade financial position; and leveraging existing infrastructure within South Bow's strategic corridor to offer customers competitive connections, enhanced optionality and value chain extensions.
South Bow has three reporting segments: Keystone Pipeline System, Marketing, and Intra-Alberta & Other.
South Bow Corporation 2025 Management’s Discussion and Analysis | 1

Financial Highlights

U.S.$ millions, except per share amounts, ratios, and where noted	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Financial Results
Revenue	503	488	1,986	2,120
Income from equity investments	14	12	52	49

Income before income taxes	153	72	497	418
Normalized EBITDA [1]	252	290	1,022	1,091
Distributable cash flow [1]	149	155	709	621
Capital expenditures [2]	60	28	178	122

Net income	156	55	433	316
Weighted average common shares outstanding - diluted (millions)	208.8	208.4	208.8	208.2
Net income per share - diluted	0.75	0.26	2.07	1.52
Normalized net income [1]	127	112	411	383
Normalized net income per share - diluted [1]	0.61	0.54	1.97	1.84

Dividends declared	104	104	416	104
Dividends per share	0.50	0.50	2.00	0.50

Total long-term debt [3]	5,768	5,716	5,768	5,716
Net debt [1]	4,806	4,901	4,806	4,901
Net debt-to-normalized EBITDA (ratio) [1]	4.7	4.5	4.7	4.5

Operational Results
Keystone Pipeline System Operating Factor ("SOF") (%) [4]	94	96	94	95
Keystone Pipeline throughput (Mbbl/d)	594	621	584	626
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d) [5]	680	784	718	795
Marketlink throughput (Mbbl/d)	531	615	563	614
1. Non-GAAP financial measure or ratio, which do not have standard meanings under generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other entities. Refer to the Specified Financial Measures section of this MD&A for additional details.
2. Capital expenditures per the investing activities of the consolidated cash flow statements in the accompanying financial statements.
3. Total long-term debt at December 31, 2025 includes the Company's senior unsecured notes ("Senior Notes") and junior subordinated notes ("Junior Notes") per the consolidated balance sheets of the accompanying financial statements. Refer to the Long-term Debt, including Credit Facilities section of this MD&A for additional details.
4. SOF measures South Bow’s ability to deliver crude oil at the planned maximum rate of the Keystone Pipeline System.
5. Comprises throughput originating in Hardisty, Alberta transported on the Keystone Pipeline System, and throughput originating in Cushing, Oklahoma transported on Marketlink for destination in the U.S. Gulf Coast.

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Change in Income before Income Taxes and Normalized EBITDA
(Three Months Ended December 31, 2025)

Income before income taxes for the three months ended December 31, 2025 increased to $153 million from $72 million in the same period of 2024.
Income before income taxes in the Keystone Pipeline System segment increased during the three months ended December 31, 2025 compared to 2024, primarily due to higher estimated Keystone variable toll revenues, interest income on the final tolls approved by the Canada Energy Regulator (“CER”) in the fourth quarter of 2025, and a reduction in provisions related to the long-term monitoring and close-out obligations of the historical Keystone XL project. These increases were partially offset by lower revenues generated, impacted by reduced throughput as a result of pressure restrictions from the Milepost 171 (“MP-171”) incident that occurred in April 2025, uncommitted capacity contributions impacted by tighter pricing differentials, and a $10 million non-recurring reduction to revenue under the indemnification terms with the Company’s Former Parent. Refer to the Recent Developments section of this MD&A for additional details on the CER approval of final tolls.
Higher income before income taxes in the Marketing segment in the fourth quarter of 2025 relative to 2024 was primarily driven by lower costs associated with commodity purchases and transportation fees driven by reduced throughput volumes, partially offset by lower revenues generated from physical contracts and risk management activities.
Income before income taxes in the Intra-Alberta & Other segment increased in the fourth quarter of 2025 compared to 2024, primarily attributable to higher interest income generated in 2025 and higher one-time costs relating to the Spinoff in 2024. During the fourth quarter of 2024, the Company recorded a $26 million charge in interest income and other relating to penalty for early repayment of long-term debt to the Company’s Former Parent.
South Bow's normalized EBITDA for the three months ended December 31, 2025 decreased to $252 million from $290 million in the same period of 2024, primarily driven by lower normalized EBITDA in the Keystone Pipeline System and Marketing segments.
The Keystone Pipeline System segment’s normalized EBITDA decreased by $9 million in the fourth quarter of 2025 compared to the same period in 2024, primarily attributable to tighter pricing differentials impacting contributions from uncommitted capacity on the Keystone Pipeline System. Refer to the Segment Results and Specified Financial Measures sections of this MD&A for additional details.
Normalized EBITDA for the Marketing segment decreased in the fourth quarter of 2025 relative to the fourth quarter of 2024, driven by reduced revenues as a result of lower volumes sold and tighter pricing differentials, in addition to lower realized gains recognized on financial contracts in 2025 compared to 2024. As a result of lower volumes, the segment incurred lower operating costs to fulfill its transportation contracts.
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Change in Income before Income Taxes and Normalized EBITDA
(Year Ended December 31, 2025)

Income before income taxes for the year ended December 31, 2025 increased to $497 million from $418 million for the year ended December 31, 2024, due to increases in the Marketing and Intra-Alberta & Other segments, offset by decreases in income before income taxes for the Keystone Pipeline System.
The decrease in the Keystone Pipeline System's income before income taxes during the year ended December 31, 2025 compared to 2024 was primarily driven by lower revenues driven by reduced throughput resulting from operational restrictions following the MP-171 incident, and tighter pricing differentials impacting contributions from uncommitted capacity. Full-year 2025 income before income taxes also reflected a $43 million non-recurring charge against revenue, net of indemnification terms. These decreases to revenue were partially offset by higher estimated variable toll revenue for 2025 and $20 million of non-recurring other income related to separation terms with the Former Parent. Refer to the Recent Developments section of this MD&A for additional details on the Withdrawal of Keystone Variable Toll Disputes, tolls approved by the CER, and the MP-171 incident.
The Marketing segment's income before income taxes increased during the year ended December 31, 2025 from the year ended December 31, 2024, driven by realized and unrealized gains on risk management instruments partially offset by lower revenue and costs to purchase and market crude oil in 2025.
The Company's Intra-Alberta & Other segment income before income taxes increased during the year ended December 31, 2025 due to higher interest income and lower interest expense recognized on South Bow's long-term debt in 2025 compared to the Company's long-term debt due to affiliates of its Former Parent held in 2024. The segment also incurred lower separation-related expenses in 2025 following the Spinoff.
Normalized EBITDA of $1,022 million for the year ended December 31, 2025 decreased from normalized EBITDA of $1,091 million for the year ended December 31, 2024, attributable to decreases in the Keystone Pipeline System and Marketing segments, partially offset by higher normalized EBITDA for the Intra-Alberta & Other segment.
The decrease in the Keystone Pipeline System segment’s normalized EBITDA was a result of lower revenues primarily attributable to lower throughput and higher operating costs attributable to higher operational programs within the segment during the year ended December 31, 2025 compared to 2024. The lower revenues associated with lower throughput were partially offset by higher estimated Keystone variable toll revenue during 2025 compared to 2024.
The decrease in normalized EBITDA for the Marketing segment was driven by reduced physical volumes sold at lower prices, partially offset by a realized gain position on risk management instruments in the 2025 period compared to realized losses in the 2024 period.
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Revenue and Income from Equity Investments

	Three Months Ended December 31,			Year Ended December 31,
U.S.$ millions, except where noted	2025	2024	Change	2025	2024	Change
Revenues	503	488	3%	1,986	2,120	(6)%
Income from equity investments	14	12	17%	52	49	6%
South Bow generated revenue of $503 million during the three months ended December 31, 2025 compared to $488 million in the same period of 2024, with higher revenues generated by the Keystone Pipeline System and Marketing segments.
Higher Keystone Pipeline System revenues in the fourth quarter of 2025 compared to the fourth quarter of 2024 were primarily driven by increased revenue recognized on the Keystone estimated variable toll. These increases were partially offset by lower Marketlink revenues due to reduced throughput volumes and tighter pricing differentials in 2025, and a non-recurring charge of $10 million related to the indemnification of the final CER-approved tolls for 2020 to 2024, previously held in abeyance. Refer to the Recent Developments section of this MD&A for additional details on the final CER approved tolls.
Higher Marketing revenues during the three months ended December 31, 2025 were primarily attributable to unrealized gains on risk management instruments at December 31, 2025 compared to unrealized losses at December 31, 2024. This increase was partially offset by lower revenues resulting from reduced physical volumes transported and lower sales prices due to tighter pricing differentials, as well as lower realized gains recognized on risk management activities in the 2025 period compared to 2024.
During the year ended December 31, 2025, South Bow generated revenue of $1,986 million compared to $2,120 million in the same period of 2024, primarily driven lower revenues generated by the Keystone Pipeline System and Marketing segments.
Lower revenues generated by the Keystone Pipeline System segment during the year ended December 31, 2025 were primarily due to the impact of tight pricing differentials on uncommitted capacity contributions, in addition to pressure restrictions on the Keystone Pipeline as a result of the MP-171 incident. The Company additionally recorded non-recurring charges against revenue of $43 million during the third quarter of 2025 relating to the Withdrawal of Keystone Variable Toll Disputes and $10 million associated with the indemnification of the final CER-approved tolls in the fourth quarter of 2025. These decreases were partially offset by increased revenue recognized on the Keystone estimated variable toll for higher operating costs incurred. Refer to the Recent Developments section of this MD&A for additional details on the MP-171 incident, Withdrawal of Keystone Variable Toll Disputes, and the CER Order.
The Marketing segment generated lower revenues during the year ended December 31, 2025 compared to 2024 due to lower physical volumes sold and lower sales prices, partially offset by an unrealized gain position on risk management instruments at December 31, 2025 compared to an unrealized loss position at December 31, 2024, as well as realized gains on risk management activities in 2025 compared to realized losses in 2024.
Income from equity investments was relatively unchanged during the year ended December 31, 2025 relative to comparable periods in 2024 due to the long-term committed contracts associated with the Company's equity investments.
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Operating and Other Expenses

	Three Months Ended December 31,			Year Ended December 31,
U.S.$ millions, except where noted	2025	2024	Change	2025	2024	Change
Plant operating costs and other	184	161	14%	719	738	(3)%
Commodity purchases resold	70	93	(25)%	313	376	(17)%
Depreciation and amortization	58	62	(6)%	247	246	—%
Other	(13)	—	—%	(8)	15	(153)%
Total	299	316	(5)%	1,271	1,375	(8)%
Plant operating costs and other increased during the three months ended December 31, 2025 compared to the 2024 period, driven primarily by an increase in Keystone Pipeline System operational programs and remedial actions relating to the MP-171 incident. During the three months ended December 31, 2024, the Company recognized $13 million on gains on sale of assets which reduced plant operating costs in the prior period.
Plant operating costs and other decreased during the year ended December 31, 2025 compared to 2024, primarily attributable to lower corporate costs associated with the Spinoff, offset partially by higher operational program spending within the Keystone Pipeline System segment.
Commodity purchases resold decreased during the three months and year ended December 31, 2025 due to lower commodity prices and lower quantities purchased relative to the comparative periods in 2024.
Depreciation and amortization was relatively consistent year over year as the Company did not place into service or retire any major assets in 2024 or 2025.
During the three months ended December 31, 2025, the Company recognized a $13 million decrease in other expenses attributable to gains recognized on provision adjustments related to its long-term monitoring and close-out obligations for the historical Keystone XL project. During the year ended December 31, 2025, the Company additionally recorded a net $5 million charge related to the collection of its Keystone XL contractual recoveries. Refer to the Recent Developments section for additional details.
Net Income and Normalized Net Income
South Bow recognized net income and normalized net income of $156 million and $127 million, respectively, during the fourth quarter of 2025 compared to net income and normalized net income of $55 million and $112 million, respectively, during the fourth quarter of 2024. Normalized net income was $0.61 per share (diluted) in the fourth quarter of 2025 compared to $0.54 per share (diluted) in the fourth quarter of 2024.
The increase in net income during the three months ended December 31, 2025 compared to the same period in 2024 was primarily attributable to increases in income before income taxes discussed earlier in this MD&A in addition to an income tax recovery position in the fourth quarter of 2025 compared to income tax expense position in 2024.
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The increase in normalized net income in the fourth quarter of 2025 compared to the same period in 2024 was primarily attributable to lower income taxes in 2025 compared to 2024.
During the year ended December 31, 2025, the Company recognized net income and normalized net income of $433 million and $411 million, respectively, compared to $316 million and $383 million, respectively, during the same period in 2024. The increase in net income was a result of higher income before income taxes discussed earlier in this MD&A in addition to income tax recoveries in 2025 compared to income tax expense in 2024. The recovery of income tax expense in 2025 was driven by the deduction of certain debt settlement costs and the realization of certain state tax apportionment adjustments from the Spinoff. Normalized net income increased in 2025 relative to 2024 driven by the changes in income tax mentioned above.
Distributable Cash Flow
Distributable cash flow for the three months ended December 31, 2025 decreased to $149 million from $155 million for three months ended December 31, 2024 driven by higher current income tax expenses in the 2025 period attributable primarily to increased earnings.
Distributable cash flow increased to $709 million during the year ended December 31, 2025 from $621 million during the year ended December 31, 2024 primarily attributable to increases in income before income taxes discussed earlier in this MD&A and reduced current income taxes. The current income tax recovery position in 2025 compared to expense position in 2024 was due to the deduction of certain debt settlement costs mentioned above, changes in U.S. tax legislation, the realization of certain state tax apportionment adjustments, and accelerated deduction of previously incurred capital costs.
Total Long-term Debt and Net Debt
1. Total long-term debt at December 31, 2025 and December 31, 2024 includes the Company's Senior Notes and Junior Notes. Refer to the Long-term Debt, including Credit Facilities section of this MD&A for additional details.
2. Net debt at December 31, 2025 and December 31, 2024 includes 50 per cent equity treatment of the Company's Junior Notes. Refer to the Specified Financial Measures section of this MD&A for additional details on composition of net debt.
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The Company's total long-term debt of $5.8 billion was relatively unchanged at December 31, 2025 from December 31, 2024, with no issuances or repayments occurring during 2025. The Company's first debt maturity is in September 2027. Net debt at December 31, 2025 was $4.8 billion, a slight decrease from December 31, 2024 driven by higher cash balances at December 31, 2025 relative to 2024. Refer to the Liquidity, Capital Resources, and Share Capital section of this MD&A for additional details on the Company's debt, capital structure, and credit ratings.
As expected, the Company's net debt-to-normalized EBITDA ratio increased modestly to 4.7 times at December 31, 2025 compared to 4.5 times at December 31, 2024, primarily attributable to lower normalized EBITDA for the trailing four quarters at December 31, 2025 compared to December 31, 2024.
Segment Results
Keystone Pipeline System

	Year Ended December 31,
U.S.$ millions, except where noted	2025	2024	Change
Revenue	1,565	1,643	(5)%
Income before income taxes	741	778	(5)%
Normalized EBITDA	970	1,028	(6)%
Total capital expenditures [1]	36	35	3%
Keystone Pipeline throughput (Mbbl/d)	584	626	(7)%
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d)	718	795	(10)%
Marketlink throughput (Mbbl/d)	563	614	(8)%
Keystone SOF (%)	94	95	(1)%
1. Refer to capital program section of this MD&A for additional details.
Keystone Pipeline System revenues decreased during the year ended December 31, 2025 compared to the year ended December 31, 2024, primarily due to tight pricing differentials impacting contributions from uncommitted capacity, and operational restrictions from the MP-171 incident, partially offset by an increase in the 2025 estimated variable toll. During the year ended December 31, 2025, the Company recorded decreases to revenue for non-recurring charges of $43 million, net of indemnification terms, related to the Withdrawal of Keystone Variable Toll Disputes and $10 million associated with the indemnification of the Final CER Order. Refer to the Recent Developments and Specified Financial Measures sections of this MD&A for additional details.
Income before income taxes decreased during the year ended December 31, 2025 from the year ended December 31, 2024, due to lower revenues, as discussed above, partially offset by the recognition of $20 million of non-recurring other income from South Bow’s Former Parent related to the terms of the Separation Agreement.
Normalized EBITDA for the year ended December 31, 2025 decreased from 2024, driven by tight pricing differentials impacting contributions from uncommitted capacity on the Keystone Pipeline and the U.S. Gulf Coast segment of the Keystone Pipeline System.
Total capital expenditures invested for the Keystone Pipeline System segment were consistent year over year. Refer to the Outlook and Guidance section of this MD&A for details on South Bow's outlook for capital expenditures for 2026.
Throughput on the Keystone Pipeline System assets were lower for the year ended December 31, 2025, compared to the comparative periods in 2024, primarily driven by tight pricing differentials and operational restrictions from the MP-171 incident.
The Keystone Pipeline System SOF in the year ended December 31, 2025 was 94 per cent, slightly lower from the comparative period in 2024 primarily due to an increase in in-line inspection tool runs and maintenance activities as part of South Bow’s remedial actions following the MP-171 incident.
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Marketing

	Year Ended December 31,
U.S.$ millions	2025	2024	Change
Revenue	403	453	(11)%
Income before income taxes	27	6	350%
Normalized EBITDA	(10)	12	(183)%
Revenue for the Marketing segment decreased during the year ended December 31, 2025 compared to the same period of 2024, primarily due to lower physical volumes sold at lower prices, owing to tighter pricing differentials. This decrease in physical revenues was partially offset by realized and unrealized gains on risk management contracts during 2025 compared to realized and unrealized losses during 2024.
The increase in the Marketing segment's income before income taxes during the year ended December 31, 2025, compared to the same period of 2024, was primarily driven by lower costs to purchase and market crude oil, partially offset by the lower revenues discussed above.
Normalized EBITDA for the Marketing segment decreased by $22 million for the year ended December 31, 2025, reflecting the Company’s risk reduction strategy. The decrease was driven by reduced physical volumes sold at lower prices, partially offset by a realized gain position on risk management instruments in the 2025 period compared to realized losses in the 2024 period.
Intra-Alberta & Other

	Year Ended December 31,
U.S.$ millions	2025	2024	Change
Revenue	18	24	(25)%
Income from equity investments	42	39	8%
Interest expense	(331)	(386)	(14)%
Loss before income taxes	(271)	(366)	(26)%
Normalized EBITDA	62	51	22%
Total capital expenditures [1]	152	106	43%
1. Refer to capital program section of this MD&A for additional details.
Intra-Alberta & Other income from equity investments remained relatively consistent year over year.
The Company recognized a lower loss before income taxes during the year ended December 31, 2025 compared to the same periods in 2024, primarily as a result of lower interest expense incurred in the 2025 periods on the Company's long-term debt compared to the long-term debt to affiliates of its Former Parent held in the same period in 2024, as well as a $26 million charge in interest income and other relating to a penalty for early repayment of long-term debt to the Company’s Former Parent in 2024. South Bow also incurred fewer separation-related costs in 2025 than 2024.
Normalized EBITDA for the Intra-Alberta & Other segment increased during the year ended December 31, 2025 and 2024 as a result of lower corporate operating expenses and higher income from equity investments.
During the year ended December 31, 2025, South Bow invested $103 million in the development of the Blackrod Connection Project, and additional capital expenditures primarily relating to information systems and leasehold improvements relating to the establishment of South Bow as an independent company. Refer to the Outlook and Guidance section of this MD&A for information on the Company's 2026 outlook and for additional information regarding the Blackrod Connection Project.
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Recent Developments
Withdrawal of Keystone Variable Toll Disputes
Effective September 30, 2025, the Company and associated parties agreed to withdraw all complaints and protests associated with the variable toll disputes previously filed with the CER, FERC, Court of King's Bench of Alberta, and D.C. Circuit Court (collectively, the “Withdrawal of Keystone Variable Toll Disputes”). This agreement effectively resolved the Company's outstanding Keystone variable toll disputes discussed further below. Pursuant to an associated partial release of indemnification agreement and the Separation Agreement, the Former Parent was obligated to indemnify South Bow for certain amounts agreed to under the Withdrawal of Keystone Variable Toll Disputes.
Pursuant to these agreements, the Company recorded gross liabilities of $226 million, with partially offsetting receivables from its Former Parent under the indemnification terms of $189 million at September 30, 2025. The Company recorded liabilities not subject to the indemnification terms of $33 million, discounted at the Company's credit-adjusted rate, to be paid over the next six years, beginning in the fourth quarter of 2025 and due in the third quarter of subsequent years. The amounts payable under the Withdrawal of the Keystone Variable Toll Disputes are primarily recorded in accounts payable and other on the consolidated balance sheets, with amounts expected to be recovered pursuant to the indemnification terms recorded in other current assets.
As a result of the Withdrawal of Keystone Variable Toll Disputes and the Milepost 14 (“MP-14”) costs previously recorded under indemnification terms, South Bow recorded net liabilities up to its maximum indemnity liability of $22 million (C$30 million) at September 30, 2025. Any incremental costs incurred related to the items subject to indemnification are no longer the obligation of the Company. The net impact of recording the terms of the Withdrawal of Keystone Variable Toll Disputes, related indemnification asset, and the reduction of the previously accrued balances (see FERC Variable Toll Disputes below) resulted in a net reduction of revenue in the consolidated statement of income of $43 million during the year ended December 31, 2025. Under the partial release of indemnification agreement, the Company additionally recorded $20 million in other income related to separation terms with its Former Parent in September 2025.
In November 2025, the Company made gross payments of $99 million and has remaining outstanding gross liabilities of $127 million, with $91 million of partially offsetting receivables from its Former Parent relating to the Withdrawal of Keystone Variable Toll Disputes outstanding at December 31, 2025.
FERC Variable Toll Disputes
At September 30, 2025, the Company revised its provision relating to estimated payments for historical variable toll disputes with the FERC to nil in conjunction with the Withdrawal of Keystone Variable Toll Disputes (December 31, 2024 - $51 million gross liability).
CER Ruling
In March 2025, the CER issued its Reasons for Decision and Order in respect of the complaint (“CER Order”), finding the Company's proposed drag-reducing agent cost allocation methodology will result in just and reasonable tolls for 2020 and 2021. In June 2025, pursuant to the CER Order, the Company filed its application for approval of the final variable toll adjustments for 2020 and 2021, and in October 2025, the CER approved South Bow's application. In November 2025, the Company filed its application for collection of the final adjusted variable tolls for the 2022 to 2024 periods, and in December 2025, the CER approved the application. As a result of the approval of the final tolls, the Company is no longer subject to interim tolling and has commenced its collection of final adjusted variable tolls for the 2020 to 2024 periods, including associated interest, from its Keystone Canada customers.
During the year ended December 31, 2025, the Company recorded a reduction in revenue of $10 million under indemnification terms with its Former Parent and $15 million in interest income and other, net of indemnification terms, relating to the CER Order. As at December 31, 2025, the Company has a $45 million receivable, net of indemnification terms, relating to the CER approved final tolls and associated interest recorded in accounts receivable on the consolidated balance sheets (December 31, 2024 - $16 million). The Company has excluded the adjustment from its normalized measures within Keystone Variable Toll Disputes. Refer to the Specified Financial Measures section of this MD&A for additional details.
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Milepost 171 Incident
On April 8, 2025, the Company responded to an oil release of approximately 3,500 barrels at MP-171, near Fort Ransom, North Dakota. On April 11, 2025, the Pipeline and Hazardous Materials Safety Administration (“PHMSA”) issued a Corrective Action Order (“CAO”), requiring South Bow to undertake certain corrective actions in response to the MP-171 incident, including the completion of an independent third-party root cause analysis (“RCA”) along with mechanical and metallurgical testing. On April 15, 2025, South Bow safely restarted the Keystone Pipeline under certain operating pressure restrictions after receiving regulatory approval from PHMSA. In early June 2025, South Bow completed the cleanup and reclamation of the incident site.
During the year ended December 31, 2025, the Company incurred $53 million in costs related to the incident and sustaining pipeline integrity program on a prospective basis. These costs are largely expected to be recovered through the Company's insurance policies. The Company received $42 million from insurance policies during the year ended December 31, 2025.
Findings and recommendations from the independent third-party RCA were released by PHMSA on February 11, 2026 and will be incorporated into South Bow's remedial work plan. The Company continues to advance remedial actions, completing seven in-line inspection runs and 51 integrity digs to date as of March 5, 2026. The Company continues to be able to meet all contractual transportation services while operating under the CAO.
Keystone XL Contractual Recoveries
During the year ended December 31, 2025, the Company recorded a charge of $5 million, net of indemnification terms, relating to its Keystone XL contractual recoveries. As at December 31, 2025, the Company has nil Keystone XL contractual recoveries balance outstanding (December 30, 2024 - $8 million net receivable). The Company has excluded the charges from its normalized measures within Keystone XL costs and other. Refer to the Specified Financial Measures section of this MD&A for additional details.
Spinoff Transaction Transition Services Agreement Costs
Beginning on October 1, 2024, pursuant to the Transition Services Agreement ("TSA") with its Former Parent, South Bow was billed $5 million in costs associated with the TSA for the three months ended December 31, 2024 and $10 million during the year ended December 31, 2025. These costs relate to, but are not limited to, fees for services received and information system costs. Effective April 1, 2025, the Company transitioned to its own ERP system, marking a significant milestone in fully establishing South Bow as an independent company. During the fourth quarter of 2025, the Company completed the transition to its new supervisory control and data acquisition (“SCADA”) system, the final significant item in exiting the TSA.
Milepost 14 Incident
In December 2022, the MP-14 incident occurred on the Keystone Pipeline in Washington County, Kansas. As a result of the incident, the Company was subject to an Amended Corrective Action Order (“ACAO”) issued by PHMSA. By June 2023, the recovery of all released volumes was completed, and by October 2023, creek restoration was finished, returning natural flows to Mill Creek. In January 2025, the Company received PHMSA’s approval of its remedial work plan. This approval culminated the completion of 2,145 miles of in-line inspections across the Keystone Pipeline System and 68 investigative digs over a two-year period. In March 2025, South Bow received approval from PHMSA to lift the pressure restriction on the affected segment to 72 per cent of the specified minimum yield strength of the pipeline.
In the fourth quarter of 2024, South Bow recognized an additional provision for $30 million for its best estimate of incremental costs relating to the MP-14 incident. South Bow also recognized a receivable for 86 per cent of this amount ($26 million), representing its Former Parent's share of the anticipated incremental cost pursuant to the indemnity clauses in the Separation Agreement. At December 31, 2025, there have been no changes to this estimate.
During the year ended December 31, 2025, the Company incurred $2 million relating to ongoing environmental remediation activities (2024 – $68 million), adjusted the cost estimate down by $1 million (2024 - $18 million), and during 2025, nil was received (2024 – $89 million) from the insurance policies of its Former Parent related to the costs for environmental remediation.
South Bow Corporation 2025 Management’s Discussion and Analysis | 11

The remaining balance reflected in accounts payable and other and other long-term liabilities on the consolidated balance sheets was $3 million and $7 million, respectively, at December 31, 2025 (December 31, 2024 – $4 million and $10 million, respectively).
The expected recovery of the remaining estimated environmental remediation costs recorded in environmental provision recovery was $10 million at December 31, 2025 (December 31, 2024 – $31 million).
Outlook and Guidance
Market Outlook
Western Canadian Sedimentary Basin (“WCSB”) crude oil supply is expected to grow modestly throughout 2026 and remain below available pipeline egress capacity, resulting in continued tight pricing differentials which may impact contributions from uncommitted capacity on the Keystone Pipeline. Recent geopolitical events are not expected to materially impact South Bow's business or the long-term demand for Canadian crude oil. Pricing differentials impacting the rates South Bow can charge for capacity on the U.S. Gulf Coast segment of its Keystone Pipeline System are expected to remain tight throughout 2026.
Guidance
2025 Guidance and Actuals
South Bow delivered solid financial results in 2025 despite geopolitical and market uncertainty and operational restrictions from the MP-171 incident, demonstrating the Company's highly contracted cash flows and strong commercial framework. This business resiliency and cash flow stability enabled the Company to deliver normalized EBITDA of $1,022 million, slightly above guidance of $1,010 million.
South Bow generated $709 million of distributable cash flow in 2025, in line with revised guidance of $700 million, with the Company's outlook improving significantly throughout the year due to tax optimization efforts and lower expected current taxes resulting from changes in U.S. tax legislation. South Bow also recognized a one-time tax deduction, resulting in a lower effective tax rate in 2025.
Owing to its disciplined capital allocation and stronger-than-expected distributable cash flow in 2025, South Bow exited the year with a net debt-to-normalized EBITDA ratio of 4.7 times, slightly ahead of the Company's original guidance of 4.8 times.
All other 2025 financial results were generally in line with guidance.
South Bow's 2025 annual guidance compared to 2025 actuals is outlined below:

$ millions, except percentages	2025 Guidance [1]	2025 Actuals	% Variance from Guidance
Normalized EBITDA 2 3	1,010 +1% / -2%	1,022	—%
Interest expense	325 +/- 2%	331	—%
Effective tax rate (%)	20% - 21%	13%	(7)%
Distributable cash flow [3]	700 +/- 2%	709	—%
Capital expenditures			—%
Growth	110 +/- 3%	113	—%
Maintenance [4]	55 +/- 3%	51	(4)%
1. Assumes average foreign exchange rate of C$/U.S.$1.43.
2. Previously disclosed in the Company's MD&A for the three months ended September 30, 2025.
3. Normalized EBITDA and distributable cash flow for the year ended December 31, 2024 were $1,091 million and $621 million, respectively.
4. Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.
South Bow Corporation 2025 Management’s Discussion and Analysis | 12

2026 Guidance
South Bow's guidance aims to inform readers about Management's expectations for 2026 financial and operational results. Readers are cautioned that these estimates may not be suitable for any other purpose. Refer to the Forward-Looking Information section of this MD&A for additional information regarding the material factors or assumptions used to develop South Bow's guidance and the material factors that could cause actual events and results to be significantly different from those expected.
South Bow is reaffirming its 2026 guidance, with the Company's financial outlook underpinned by highly contracted cash flows and strong structural demand for services. Normalized EBITDA is projected to be approximately $1,030 million, within a range of two per cent, with approximately 90 per cent secured through committed arrangements, which carry minimal commodity price or volumetric risk.
Normalized EBITDA for the Keystone Pipeline System segment is expected to be approximately $15 million lower in 2026 compared to 2025, reflecting lower normalized EBITDA associated with planned maintenance capital expenditures following an active maintenance and integrity program in 2025, as well as tight pricing differentials expected to continue placing pressure on the Company's U.S. Gulf Coast segment of its Keystone Pipeline System.
Normalized EBITDA for the Marketing segment is expected to be approximately $15 million higher in 2026 compared to 2025, reflecting a recovery from the losses realized in 2025.
Normalized EBITDA for the Intra-Alberta & Other segment is expected to increase by approximately $10 million in 2026 relative to 2025, with Blackrod Connection Project cash flows increasing throughout the second half of 2026 and into 2027.
Normalized EBITDA for the first quarter of 2026 is expected to be relatively unchanged from fourth-quarter 2025 normalized EBITDA of $252 million.
South Bow has placed the Blackrod Connection Project into commercial service and will update its outlook for growth capital expenditures once it sanctions its next development project. The Company continues to expect its net debt-to-normalized EBITDA ratio to decrease modestly through 2026.
South Bow's 2026 annual guidance is outlined below:

$ millions, except percentages	2026 Guidance [1]
Normalized EBITDA	1,030 +/- 2%
Financial charges [2]	315 +/- 2%
Effective tax rate (%)	22% - 23%
Distributable cash flow	655 +/- 2%
Capital expenditures
Growth [3,4]	10
Maintenance [3,5]	25 +/- 10
1. Assumes average foreign exchange rate of C$/U.S.$1.39.
2. Comprised of interest expense and interest income and other.
3. Supplementary financial measure. See Specified Financial Measures of this MD&A for additional details.
4. South Bow will update its outlook for growth capital expenditures once it sanctions its next development project.
5. Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.

South Bow Corporation 2025 Management’s Discussion and Analysis | 13

Liquidity, Capital Resources, and Share Capital
Liquidity
The following table summarizes the Company's sources and uses of cash for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
U.S.$ millions	2025	2024
Cash from (Used in):
Operating activities	717	529
Investing activities	(175)	(80)
Financing activities	(411)	(307)
Effect of foreign exchange rate changes on cash and cash equivalents	21	(7)
Net Increase in Cash and Cash Equivalents	152	135
At December 31, 2025, cash and cash equivalents were $549 million (December 31, 2024 - $397 million).
Operating Activities
Cash from operating activities is primarily impacted by changes in operations, fluctuations in demand for uncommitted capacity, commodity prices, changes in cost environment, and timing of cash receipts and payments made. The increase in cash from operating activities for the year ended December 31, 2025 compared to the same periods in 2024 was primarily attributable to higher net income.
Investing Activities
Cash used in investing activities is primarily related to maintenance and growth capital expenditures. Cash used in investing activities during the year ended December 31, 2025 was attributable to the Company's cash capital expenditures of $178 million, as the Company invested in its Blackrod Connection Project and other maintenance capital expenditures, compared to capital expenditures of $122 million in the comparative period of 2024. During the year ended December 31, 2024, South Bow recognized $38 million, in proceeds from sales of Keystone XL pipe which was held for sale during 2024.
Financing Activities
Cash used in financing activities primarily relates to the issuance and repayment of long-term debt balances, dividends paid, and share capital transactions. During the year ended December 31, 2025 the Company used $411 million in cash to pay $416 million in dividends. This was partially offset by $5 million in cash received from option exercises compared to $121 million in distributions paid to its Former Parent in the 2024 comparative period.
South Bow Corporation 2025 Management’s Discussion and Analysis | 14

Capital Management

	December 31,	December 31,
U.S.$ millions, except where noted	2025	2024
Cash and cash equivalents	549	397
Senior Notes	4,682	4,629
Junior Notes	1,086	1,087
Net debt	4,806	4,901
Income before income taxes	497	418
Normalized EBITDA	1,022	1,091
Net Debt-to-normalized EBITDA Ratio [1]	4.7	4.5
1. Normalized EBITDA is calculated using the trailing four quarters of normalized EBITDA from the applicable period end.
A significant portion of South Bow's revenues are from long-term committed contracts. The Company has no material restrictions on its cash and cash equivalents and has significant unutilized capacity under its credit facilities, with its first long-term debt maturity in 2027. South Bow believes that it is positioned to meet its operating obligations, including quarterly dividend payments, if, as, and when declared, by utilizing its cash flow from operating activities and available borrowing capacity if, and as, required.
Maintaining a strong balance sheet and financial flexibility is fundamental to South Bow's strategy. At December 31, 2025, the Company’s net debt-to-normalized EBITDA ratio was 4.7 times. The Company is committed to prudently managing leverage and expects to enhance its financial resilience, reduce debt service charges, and create additional capacity to fund future growth initiatives and potentially grow shareholder returns.
Long-term Debt, including Credit Facilities
Long-term Debt
South Bow completed its initial debt offerings on August 28, 2024, comprised of U.S. and Canadian dollar-denominated Senior Notes and U.S. dollar-denominated Junior Notes. Interest rates are fixed on the Senior Notes and Junior Notes, and interest is paid semi-annually beginning in 2025. Refer to Note 17, Long-term Debt of the accompanying financial statements for additional information.
South Bow Corporation 2025 Management’s Discussion and Analysis | 15

The table below summarizes the Senior Notes and Junior Notes issued and outstanding as at December 31, 2025:

U.S.$ millions, except where noted		Principal Repayments [1]
Debt Instrument	Total	2026	2027	2028	2029	2030	After 2030
Senior Unsecured Notes
U.S. Dollar-denominated Debt
Due September 2027 ($700 million, 4.91%)	700	—	700	—	—	—	—
Due October 2029 ($1,000 million, 5.03%)	1,000	—	—	—	1,000	—	—
Due October 2034 ($1,250 million, 5.58%)	1,250	—	—	—	—	—	1,250
Due October 2054 ($700 million, 6.18%)	700	—	—	—	—	—	700
	3,650	—	700	—	1,000	—	1,950

Canadian Dollar-denominated Debt
Due February 2030 (C$450 million, 4.32%)	328	—	—	—	—	328	—
Due February 2032 (C$500 million, 4.62%)	365	—	—	—	—	—	365
Due February 2035 (C$500 million, 4.93%)	365	—	—	—	—	—	365
	1,058	—	—	—	—	328	730
Less: Unamortized Debt Issue Costs	(26)
Total Senior Unsecured Notes	4,682	—	700	—	1,000	328	2,680

Junior Subordinated Notes
U.S. Dollar-denominated Debt
Due March 2055 ($450 million, 7.63%) [2]	450	—	—	—	—	—	450
Due March 2055 ($650 million, 7.50%) [3]	650	—	—	—	—	—	650
Junior Subordinated Notes	1,100	—	—	—	—	—	1,100
Less: Unamortized Debt Issue Costs	(14)
Total Junior Subordinated Notes	1,086	—	—	—	—	—	1,100

Total Long-term Debt	5,768	—	700	—	1,000	328	3,780
1. Represents principal amount to be repaid on maturity.
2. Subject to first rate reset on March 1, 2030 and every fifth year after 2030.
3. Subject to first rate reset on March 1, 2035 and every fifth year after 2035.

South Bow Corporation 2025 Management’s Discussion and Analysis | 16

Long-term Debt Repaid
Prior to the Spinoff, the Company had certain U.S. and Canadian dollar-denominated long-term debt due to affiliates of its Former Parent. On August 28, 2024, concurrent with the issuance of the Company's Senior Notes, the Company repaid a $1.25 billion term loan to an affiliate of its Former Parent. On October 1, 2024, the Company repaid the remaining outstanding long-term debt to affiliates of the Former Parent of $4.7 billion.
Credit Facilities
During the third quarter of 2024, the Company entered into a new four-year senior unsecured revolving credit facility for C$2.0 billion, maturing in October 2028 (the "Facility"). The Company, as authorized to construct and operate a pipeline under the CER Act, is required to maintain adequate financial resources for the Canadian portion of Keystone, of which $347 million (C$0.5 billion) of the Facility is reserved for this purpose.
On October 3, 2025, the Company renewed its revolving credit facility, extending maturity to October 1, 2029. The commitment remains at C$2.0 billion with no change to financial covenants. At December 31, 2025, $1.5 billion (C$2.0 billion) was available and nil was drawn on the Facility.

	As at December 31, 2025
U.S.$ millions	Drawn	Available	Total
Unsecured revolving credit facility [1]	—	1,458	1,458
Credit facilities supporting standby letters of credit [1]	20	89	109
1. Canadian capacity available and funds drawn converted to U.S. dollars at the December 31, 2025 foreign exchange rate of 0.72913.
Interest Expense

	Year Ended December 31,
U.S.$ millions	2025	2024
Interest on long-term debt to affiliates of Former Parent	—	270
Interest on Senior Notes	246	85
Interest on Junior Notes	83	28
Amortization and other financial charges [1]	10	7
Capitalized interest	(8)	(2)
	331	388
1. Includes amortization of debt issuance, premium, and discount costs associated with the Senior Notes and Junior Notes. Other financial charges include bank service charges and carrying charges.
During the year ended December 31, 2025, the Company recorded $331 million of interest expense compared to $388 million in 2024. The decrease in 2025 was primarily attributable to lower interest on the Company’s Senior Notes and Junior Notes compared to higher interest incurred in 2024 on the Company’s long-term debt to affiliates of its Former Parent.
Interest Income and Other

	Year Ended December 31,
U.S.$ millions	2025	2024
Interest income	40	41
Penalty on early repayment of long-term debt to Former Parent	—	(26)
Foreign exchange gain (loss)	1	(3)
	41	12
Pursuant to the Spinoff on October 1, 2024, the Company paid a $26 million penalty for early repayment of long-term debt to affiliates of its Former Parent.
South Bow Corporation 2025 Management’s Discussion and Analysis | 17

Financial Covenants
South Bow is subject to certain financial covenants on its Facility as described in the following table. As at December 31, 2025, the Company was in compliance with the covenants on its Facilities in all material respects.

Financial Covenant	Covenant [1]	As at December 31, 2025
Consolidated net debt-to-capitalization [2]	Not to exceed 65%	52%
Interest coverage ratio [3]	Not less than 2.50:1:00	4.06
1. Covenant terms defined within respective debt agreements.
2. Per the covenant, consolidated net debt is consolidated total debt less unrestricted cash and cash equivalents of the restricted parties. Total debt is defined as consolidated indebtedness of the Company excluding letters of credit and junior debt securities.
3. Interest coverage ratio is consolidated EBITDA to consolidated interest expense, for the trailing four quarters. Consolidated EBITDA is consolidated net income plus interest expense, income taxes, depreciation and amortization, and other non-cash items. Consolidated interest expense includes all interest paid excluding interest related to Junior Notes and upfront fees associated with the Facilities.
Share Capital
The Company is authorized to issue an unlimited number of common shares and first and second preferred shares, up to 20 per cent of the issued common shares outstanding. As at the date of this MD&A, no first or second preferred shares have been issued.
The following table summarizes South Bow's share capital at December 31, 2025:

U.S.$ millions, except where noted	Common Shares	Common Shares ($)
Balance at December 31, 2023	—	—
Issued on October 1, 2024	207,570,409	2,187
Issued on exercise of stock options	470,700	9
Balance at December 31, 2024	208,041,109	2,196
Issued on exercise of stock options	209,403	5
Balance at December 31, 2025	208,250,512	2,201
As of the date of this MD&A, the Company has 208,559,099 common shares outstanding and 263,260 stock options outstanding. All outstanding stock options are fully vested and exercisable for one common share.
Dividends
Dividends become payable, if, as, and when declared by the Board. Dividends are declared at the discretion of the Board and subject to various factors, including but not limited to, the Company's distributable cash flow and overall financial performance.
On November 13, 2025, the Board approved a quarterly dividend of $0.50 per share, paid on January 15, 2026, to shareholders of record on December 31, 2025.
On March 5, 2026, the Board approved a quarterly dividend of $0.50 per share, payable on April 15, 2026 to shareholders of record at the close of business on March 31, 2026. The dividends will be designated as eligible dividends for Canadian income tax purposes.
South Bow Corporation 2025 Management’s Discussion and Analysis | 18

Capital Program

	Year Ended December 31,
U.S.$ millions	2025	2024
Growth capital expenditures [1]	113	73
Maintenance capital expenditures [1,2]	51	61
Separation capital expenditures [1]	24	7
Total Capital Expenditures [1]	188	141
1. Supplementary financial measure to assist the reader in understanding the Company’s capital investments and capital allocation decisions. Refer to the Supplementary Financial Measures section of this MD&A for additional details.
2. Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.
Total capital expenditures were $188 million for the year ended December 31, 2025 compared to $141 million in the respective 2024 period.
The Company’s 2025 growth capital expenditures included $103 million invested in the development of the Blackrod Connection Project. Maintenance capital expenditures included investments made to support the Company’s operations as well as spending for key infrastructure used by the Company. Higher maintenance capital spend in the comparative 2024 period was primarily attributable to investments made in preparation for the Spinoff partially offset by higher maintenance capital investments on the Keystone Pipeline System in 2025 compared to 2024.
Separation capital expenditures during the year ended December 31, 2025 related to one-time capital investments to support the Spinoff transition, including information system infrastructure.
Blackrod Connection Project
Supported by long-term committed contracts, South Bow’s first major growth initiative, the Blackrod Connection Project, consists of a 25-km (16-mi) crude oil pipeline and a 25-km (16-mi) natural gas lateral, as well as associated facilities, providing crude oil transportation from International Petroleum Corporation's Blackrod Project to the Grand Rapids Pipeline in Intra-Alberta.
In the third quarter of 2025, the Company placed the natural gas pipeline of the project into service, and achieved mechanical completion for the project early in the fourth quarter of 2025. The project was designated in-service on March 1, 2026. The project was completed on time and on budget, with zero safety incidents. Associated cash flows from the project are expected to increase throughout the second half of 2026 and into 2027.
Contractual Obligations and Off-balance Sheet Arrangements
Contractual Obligations
South Bow's contractual obligations include operating leases, purchase obligations, and other liabilities incurred within the business.

U.S.$ millions	Total	2026	2027	2028	2029	2030	Thereafter
Operating commitments [1]	130	29	8	24	14	15	40
Transportation by other parties [2]	3	3	—	—	—	—	—
Capital expenditures [3]	16	16	—	—	—	—	—
Total	149	48	8	24	14	15	40
1. Includes commitments for in-line inspection runs and power.
2. Contractual obligations are based on volumes contracted through capacity arrangements and exclude any variable charges that may be incurred when volumes flow.
3. Capital expenditures relate to the remaining Blackrod Connection Project expenditures, in addition to other capital commitments by the Company. Amounts are estimates and subject to variability based on timing of construction and project requirements. Expenditures include obligations for growth projects and are presented based on projects proceeding as currently planned. Any changes to projects, including timing or possible cancellation, could change these estimates.
South Bow Corporation 2025 Management’s Discussion and Analysis | 19

Guarantees
The Company has guaranteed the Senior Notes and Junior Notes issued by certain subsidiaries. Refer to the Parental Guarantees of Debt section of this MD&A for additional details.
South Bow and its partners in certain jointly-owned entities have guaranteed the financial performance of these entities to a maximum term to 2043. At December 31, 2025, the Company's share of maximum potential exposure under the guarantees is C$56 million (December 31, 2024 - C$56 million). Under these guarantees, if the Company makes a payment that exceeds its share of ownership interest, the additional amount must be reimbursed by the partners of such jointly-owned entities.
Off-balance Sheet Arrangements
Except for the guarantees discussed above, as at December 31, 2025, South Bow does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company's financial performance or financial condition.
Specified Financial Measures
Non-GAAP Financial Measures
Throughout this MD&A, South Bow references certain non-GAAP financial measures and non-GAAP ratios which do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP financial measures and non-GAAP ratios include adjustments to the composition of the most directly comparable GAAP measures. Management considers these non-GAAP financial measures and non-GAAP ratios to be important in evaluating and understanding the operating performance and liquidity of South Bow. These non-GAAP financial measures should not be considered in isolation or as a substitute for financial information or measures of performance presented in accordance with GAAP.
South Bow's non-GAAP financial measures used in this MD&A include normalized EBITDA, segment normalized EBITDA, normalized net income, distributable cash flow, and net debt. Non-GAAP ratios include normalized net income per share and net debt-to-normalized EBITDA. These non-GAAP financial measures and non-GAAP ratios are further described with a reconciliation to their most directly comparable GAAP measure below.
Normalizing Items
Normalized measures are (or include) non-GAAP financial measures and include normalized EBITDA, segment normalized EBITDA, normalized net income, normalized net income per share, distributable cash flow, and net debt-to-normalized EBITDA. Management uses these normalized measures as a way to assess the financial performance of South Bow's operations and compare period over period. During certain reporting periods, the Company may incur costs which are not indicative of core operations or results. These normalized measures represent income (loss) adjusted for specific normalizing items that are believed to be significant; however, not reflective of South Bow's underlying operations in the period.
These specific normalizing items include gains or losses on sales of assets or assets held for sale, unrealized fair value adjustments related to risk management activities, tariff charges, separation, acquisition, integration, and restructuring costs, and other charges, including but not limited to, impairment, contractual costs, and settlements.
South Bow excludes the unrealized fair value adjustments related to risk management activities as these represent the changes in the fair value of derivatives, but do not accurately reflect the gains and losses that will be realized at settlement and impact income. Therefore, the Company does not consider these items reflective of its underlying operations, despite providing effective economic hedges. Realized gains and losses on grade financial contracts are adjusted to improve comparability as they settle in a subsequent period to the underlying transaction they are hedged against.
South Bow excludes tariff charges as they are not reflective of ongoing business conducted by the Company and are subject to uncertainty.
South Bow Corporation 2025 Management’s Discussion and Analysis | 20

Separation costs relate to internal costs and external fees incurred specific to the Spinoff. These items have been excluded from normalized measures as Management does not consider them reflective of ongoing operations and they are non-recurring in nature.
Normalized EBITDA and Segment Normalized EBITDA
Normalized EBITDA is a measure indicative of core operations. Management uses this measure to monitor and evaluate the financial performance of the Company's operations and to identify and evaluate trends. This measure is useful for investors as Management believes it allows for more comparable performance of the Company across periods for ongoing operations. Normalized EBITDA represents income before income taxes adjusted for the normalizing items, in addition to excluding charges for depreciation and amortization, interest expense, interest income and other, and other income.
Normalized EBITDA guidance is a forward-looking non-GAAP financial measure. South Bow does not provide a reconciliation of such forward-looking measure to the most directly comparable financial measure calculated and presented in accordance with GAAP due to unknown variables and the uncertainty related to future results. These unknown variables may be inherently difficult to determine without unreasonable efforts. Guidance for normalized EBITDA is calculated in the same manner as described above for historical normalized EBITDA, as applicable.
The following table reconciles income (loss) before income taxes to normalized EBITDA for the three months and year ended December 31, 2025 and 2024:

	Three Months Ended December 31,		Year Ended December 31,
U.S.$ millions	2025	2024	2025	2024
Income before income taxes [1]	153	72	497	418
Adjusted for specific items:
Depreciation and amortization [1]	58	62	247	246
Interest expense [1]	83	84	331	388
Interest income and other [1]	(18)	28	(41)	(12)
Other income [1]	—	—	(20)	—
Risk management instruments [2]	(11)	57	(36)	8
Keystone variable toll disputes [3]	5	(3)	48	8
MP-14 costs	—	4	—	4
Separation costs [4]	1	(1)	9	29
Tariff charges [5]	—	—	1	—
Keystone XL costs and other [6]	(19)	(13)	(14)	2
Normalized EBITDA	252	290	1,022	1,091
1. Per the consolidated statements of income.
2. Unrealized (gains) losses on risk management instruments incurred by the Marketing segment.
3. Adjustments recorded to revenue in the consolidated statements of income in relation to disputes on historical variable tolls. Refer to the Recent Developments section of this MD&A for additional details.
4. Expenses recorded within plant operating costs and other in the consolidated statements of income in relation to non-recurring separation-related activities incurred to establish South Bow as an independent company.
5. Tariff charges incurred on the Company’s Marketing activities recorded within plant operating costs and other in the consolidated statements of income.
6. Adjustments and charges recorded in other expenses in the consolidated statements of income relating to Keystone XL termination activities.
South Bow Corporation 2025 Management’s Discussion and Analysis | 21

The following tables reconcile income (loss) before income tax to normalized EBITDA by operating segment for the three months and year ended December 31, 2025 and 2024:

	Three Months Ended December 31, 2025
U.S.$ millions	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	211	3	(61)	153
Adjusted for specific items:
Depreciation and amortization	58	—	—	58
Interest expense	(1)	—	84	83
Interest income and other	(13)	—	(5)	(18)
Other income	—	—	—	—
Risk management instruments	—	(11)	—	(11)
Keystone variable toll disputes	5	—	—	5
Separation costs	—	—	1	1
Keystone XL costs and other	(19)	—	—	(19)
Segment Normalized EBITDA	241	(8)	19	252

	Three Months Ended December 31, 2024
U.S.$ millions	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	205	(32)	(101)	72
Adjusted for specific items:
Depreciation and amortization	59	—	3	62
Interest expense	(1)	—	85	84
Interest income and other	(1)	(1)	30	28
Other income	—	—	—	—
Risk management instruments	—	57	—	57
Keystone variable toll disputes	(3)	—	—	(3)
MP-14 Costs	4	—	—	4
Separation costs	—	—	(1)	(1)
Keystone XL costs and other	(13)	—	—	(13)
Segment Normalized EBITDA	250	24	16	290
South Bow Corporation 2025 Management’s Discussion and Analysis | 22

	Year Ended December 31, 2025
U.S.$ millions	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	741	27	(271)	497
Adjusted for specific items:
Depreciation and amortization	236	—	11	247
Interest expense	—	—	331	331
Interest income and other	(21)	(2)	(18)	(41)
Other income	(20)	—	—	(20)
Risk management instruments	—	(36)	—	(36)
Keystone variable toll disputes	48	—	—	48
Separation costs	—	—	9	9
Tariff charges	—	1	—	1
Keystone XL costs and other	(14)	—	—	(14)
Segment Normalized EBITDA	970	(10)	62	1,022

	Year Ended December 31, 2024
U.S.$ millions	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	778	6	(366)	418
Adjusted for specific items:
Depreciation and amortization	238	—	8	246
Interest expense	1	1	386	388
Interest income and other	(3)	(3)	(6)	(12)
Risk management instruments	—	8	—	8
Keystone variable toll disputes	8	—	—	8
MP-14 costs	4	—	—	4
Separation costs	—	—	29	29
Keystone XL costs and other	2	—	—	2
Segment Normalized EBITDA	1,028	12	51	1,091
Normalized Net Income and Normalized Net Income per Share
Normalized net income represents net income adjusted for the normalizing items described above and is used by Management to assess the earnings that it believes are representative of South Bow's operations. By adjusting for non-recurring items and other factors that do not reflect the Company's ongoing performance, the Company believes that normalized net income provides a clearer picture of its continuing operations. This measure is particularly useful for investors as it allows for a more accurate comparison of financial performance and trends across different periods. On a per share basis, normalized net income is derived by dividing the normalized net income by the weighted average common shares outstanding at the end of the period. This per share measure is valuable for investors as it provides insight into the Company's profitability on a per share basis, making it easier to evaluate the Company's performance.
South Bow Corporation 2025 Management’s Discussion and Analysis | 23

The following table reconciles net income to normalized net income for the three months and year ended December 31, 2025 and 2024:

	Three Months Ended December 31,		Year Ended December 31,
U.S.$ millions, except share and per share amounts	2025	2024	2025	2024
Net income	156	55	433	316
Adjusted for specific items:
Other income [1]	—	—	(20)	—
Risk management instruments [2]	(11)	57	(36)	8
Keystone variable toll disputes [3]	(9)	(3)	31	8
MP-14 costs	—	4	—	4
Separation costs [4]	1	27	9	67
Tariff charges [5]	—	—	1	—
Keystone XL costs and other [6]	(19)	(13)	(14)	2
Tax effect of above adjustments [7]	9	(15)	7	(22)
Normalized Net Income	127	112	411	383
Weighted average common shares outstanding - diluted (millions)	208.8	208.4	208.8	208.2
Normalized Net Income per Share - Diluted	0.61	0.54	1.97	1.84
1. Relates to non-recurring other income from the Company’s Former Parent under separation terms.
2. Unrealized (gains) losses on risk management instruments incurred by the Marketing segment. Recorded within revenue in the consolidated statements of income.
3. Adjustments recorded to revenue and interest income and other in the consolidated statements of income related to historical variable toll disputes and the Withdrawal of Keystone Variable Toll Disputes. Refer to the Recent Developments section of this MD&A for additional details.
4. Expenses recorded within plant operating costs and other as adjusted in normalized EBITDA, in addition to interest expense and interest income and other, and other income in the consolidated statements of income. Amounts relate to non-recurring separation-related costs incurred to establish South Bow as an independent company.
5. Tariff charges incurred on the Company’s Marketing business activities recorded within plant operating costs and other in the consolidated statements of income.
6. Adjustments and charges recorded in other expenses in the consolidated statements of income relating to Keystone XL termination activities and other non-recurring charges.
7. Tax effect of the adjustments added to, and deducted from, net income.
Distributable Cash Flow
Distributable cash flow is used to assess the cash generated through business operations that can be used for South Bow's capital allocation decisions, helping investors understand the Company's cash-generating capabilities and its potential for returning value to shareholders. Distributable cash flow is based on income (loss) before income taxes, adjusted for depreciation and amortization, the normalizing items discussed above, and further adjusted for specific items, including income and distributions from the Company's equity investments, maintenance capital expenditures, which are capitalized and generally recoverable through South Bow's tolling arrangements, and current income taxes.
Distributable cash flow guidance is a forward-looking non-GAAP financial measure. South Bow does not provide a reconciliation of such forward-looking measure to the most directly comparable financial measure calculated and presented in accordance with GAAP due to unknown variables and the uncertainty related to future results. These unknown variables may be inherently difficult to determine without unreasonable efforts.
In the second quarter of 2025, South Bow modified the definition of distributable cash flow to no longer adjust income (loss) before income taxes for interest income and other. Management believes that this modified definition of distributable cash flow more accurately reflects the amount of cash generated through business operations that can be used for South Bow's capital allocation decisions. Comparative measures have been restated to reflect these changes.
South Bow Corporation 2025 Management’s Discussion and Analysis | 24

The following table reconciles income before income taxes to distributable cash flow for the three months and year ended December 31, 2025 and 2024:

	Three Months Ended December 31,		Year Ended December 31,
U.S.$ millions, except where noted	2025	2024	2025	2024
Income before income taxes [1]	153	72	497	418
Adjusted for specific items:
Depreciation and amortization [1]	58	62	247	246
Income from equity investments [2]	(14)	(12)	(52)	(49)
Distributions from equity investments [2]	23	20	74	70
Maintenance capital expenditures [3]	(19)	(15)	(51)	(61)
Current income tax recovery (expense) [1]	(23)	(6)	16	(43)
Normalizing items, net of tax [4]	(29)	34	(22)	40
Distributable Cash Flow	149	155	709	621
1. Per the consolidated statements of income.
2. Per the consolidated statements of cash flows.
3. Maintenance capital expenditures are generally recoverable from customers through South Bow's tolling arrangements and are capitalized for GAAP purposes. Refer to the Capital Program section of this MD&A for additional details on maintenance capital expenditures.
4. Refers to the adjustments made to normalized net income, net of tax, and include other income, risk management instruments, Keystone variable toll disputes, separation costs, tariff charges, and Keystone XL costs and other.
Net Debt and Net Debt-to-normalized EBITDA Ratio
Net debt is used as a key leverage measure to assess and monitor South Bow's financing structure. It provides an overview of the Company's long-term debt obligations, net of cash and cash equivalents. This measure is useful for investors as South Bow believes it offers insights into the Company's financial health and its ability to manage and service its debt obligations. Net debt is defined as the sum of total long-term debt and 50 per cent equity treatment of Junior Notes, operating lease liabilities, and dividends payable, less cash and cash equivalents per the Company's consolidated balance sheets.
Net debt-to-normalized EBITDA ratio is used to monitor the Company's leverage position relative to its normalized EBITDA for the trailing four quarters. This ratio provides investors with insight into the Company's ability to service its long-term debt obligations relative to its operational performance. A lower ratio indicates stronger financial health and greater capacity to meet its debt obligations.
South Bow Corporation 2025 Management’s Discussion and Analysis | 25

The following table reconciles total long-term debt to net debt at December 31, 2025 and December 31, 2024:

	December 31,	December 31,
U.S.$ millions, except where noted	2025	2024
Senior Notes [1]	4,682	4,629
Junior Notes [1]	1,086	1,087
Total long-term debt	5,768	5,716
Adjusted for:
Hybrid treatment for Junior Notes [2]	(543)	(544)
Operating lease liabilities [3]	26	22
Dividends payable [1]	104	104
Cash and cash equivalents [1]	(549)	(397)
Net Debt	4,806	4,901
Normalized EBITDA for trailing four quarters [4]	1,022	1,091
Net Debt-to-normalized EBITDA Ratio	4.7	4.5
1. Per the consolidated balance sheets.
2. The Company's Junior Notes receive 50 per cent equity treatment from credit rating agencies. This treatment is captured in the Company's net debt calculation above.
3. Represents the current and long-term operating lease liabilities recorded on the consolidated balance sheets. Current operating lease liabilities are recorded within accounts payable and other and long-term lease liabilities are recorded in other long-term lease liabilities.
4. Calculated as the normalized EBITDA for the trailing four quarters from the current period end.
Supplementary Financial Measures
South Bow uses certain supplementary financial measures that are not defined under U.S. GAAP but are commonly used in the energy infrastructure industry to evaluate capital allocation and operational performance. These measures include growth capital expenditures, maintenance capital expenditures, separation capital expenditures and total capital expenditures.
Growth capital expenditures represent capital investments attributable to new projects or expansions that are intended to enhance the Company's capacity or service offerings. Maintenance capital expenditures refer to routine capital investments required to sustain the Company's existing operations and asset base and are generally recoverable through South Bow's tolling arrangements. Separation capital expenditures represent non-recurring capital investments incurred in connection with the Spinoff and are not expected to be recovered through the Company's tolling arrangements. Total capital expenditures represents the sum of the Company’s growth capital expenditures, maintenance capital expenditures and separation capital expenditures.
Accounting Matters
Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate disclosure controls and procedures which are designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules.
South Bow Corporation 2025 Management’s Discussion and Analysis | 26

South Bow’s Management, including the CEO and CFO, concluded, as a result of the general information technology (“IT”) control deficiencies described below, that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")), were not effective as at December 31, 2025 to ensure that information required to be disclosed by the Company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized, and reported within the time periods specified in applicable Canadian and U.S. securities laws.
Management’s Report on Internal Control over Financial Reporting
The Company’s Management is also responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. South Bow’s financial reporting process and associated internal controls, including operational controls and procedures for non-financial disclosures were all designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s accompanying financial statements for external reporting in accordance with GAAP. This design included certain compensating controls and procedures. Management, with the participation of the Company’s CEO and CFO, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. Management based its assessment on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("2013 Framework"). Based on this assessment, Management has concluded, based on the existence of the material weakness described below, that the Company did not maintain effective internal control over financial reporting.
In April 2025, the Company implemented a new ERP system and ancillary applications across the entire organization in conjunction with the termination of the use of its Former Parent's ERP system under the TSA. As a result, the Company modified a number of internal controls to accommodate related changes to its information systems and business processes. These changes introduced increased complexity and transition risks within the control environment, resulting in control deficiencies related to general IT controls. Management identified a material weakness related to the design and operating effectiveness of certain general IT controls that are relevant to the preparation of the Company’s consolidated financial statements. The Company did not (i) maintain certain change management controls to ensure configuration changes affecting certain IT applications were appropriate; (ii) design and maintain certain program development controls to ensure the data migration, program testing and approval of a new software development is aligned with business and IT requirements; and (iii) maintain user access controls in all instances to ensure segregation of duties in the Company’s financial applications. As a result of these control deficiencies, process level automated controls that are dependent on configuration in the affected IT environment and manual controls that rely on system-generated data or reports from the affected IT environments were ineffective because certain data derived from IT applications could have been adversely impacted.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Although Management has performed procedures to gain comfort that the consolidated financial statements are fairly stated in all material respects, the aggregation of these control deficiencies give rise to the possibility that a material misstatement could occur that may not be prevented or detected in a timely manner. Accordingly, these control deficiencies aggregate within the risk assessment, the control activities and the information and communication components of the 2013 Framework and constitute a material weakness. The material weakness did not result in any identified material misstatements to the accompanying financial statements, and no adjustments were made to previously issued consolidated financial statements. Management believes the accompanying financial statements for the year ended December 31, 2025 fairly present, in all material respects, the Company’s financial position, results of operations, and cash flows.
South Bow Corporation 2025 Management’s Discussion and Analysis | 27

Changes in Internal Control over Financial Reporting
Other than with respect to the material weakness and remediation efforts described herein, there were no other changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Management will continue to periodically evaluate the Company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.
The Company continues to monitor and maintain appropriate internal controls during the transition of the new ERP system implementation, including performance and modification of controls, verifications, and testing to ensure data integrity and completeness.
Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Remedial Measures
The Company’s Management, under the oversight of the Audit Committee, is in the process of designing controls to ensure that control deficiencies contributing to the material weakness are remediated, such that these controls are designed, implemented, and operating effectively. Management has made meaningful progress in addressing these matters, with several deficiencies remediated prior to year‑end, and the remaining items subject to a defined remediation plan expected to be continued and completed during 2026.
The Company has engaged third party advisors to assist with this process. The remediation actions are ongoing and include or are expected to include:
•Enhancing risk assessment and control identification procedures for application changes;
•Expanding controls and/or applying other appropriate procedures to address the design and operation of IT general controls on system implementations and application changes; and
•Enhancing our existing training program addressing IT general controls and policies, including educating control owners concerning the principles and requirements of each control, including evidence for the performance of the control. The focus will be on those areas related to user access, change management, and segregation of duties over IT systems impacting financial reporting.
The material weakness will not be considered remediated until the new and redesigned controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. As the Company continues to evaluate and work to remediate the control deficiencies that gave rise to the material weakness, additional measures or time may be required to address the control deficiencies or otherwise modify the remediation measures described above. Management will continue to assess the effectiveness of our remediation efforts in connection with our evaluation of our internal control over financial reporting.
Auditor’s Report on Internal Control over Financial Reporting
The effectiveness of internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, (“KPMG”), the Company’s independent registered public accounting firm. KPMG has expressed an adverse opinion on the Company’s internal control over financial reporting as of December 31, 2025.
South Bow Corporation 2025 Management’s Discussion and Analysis | 28

Critical Accounting Estimates
In preparing the consolidated financial statements in accordance with U.S. GAAP, Management is required to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. These estimates and assumptions are based on the most current information available and, depending on facts and circumstances, can involve a significant degree of judgment. Changes in estimates are carefully monitored and any changes in estimates are recorded in the current period. Critical accounting estimates may significantly impact South Bow's financial position, changes in financial position, and financial performance. These estimates affect various financial statement line items and are essential in providing a clear and accurate representation of the Company's financial health. At December 31, 2025, the estimates recorded in the financial statements do not rise to the level of critical accounting estimates.
Changes in Accounting Policies
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09 Improvements to Income Tax Disclosures to enhance the transparency and decision-usefulness of income tax disclosures through improvements to the rate reconciliation and income taxes paid information. The guidance also includes certain other amendments to improve the effectiveness of income tax disclosures. This new guidance is effective for the annual period beginning January 1, 2025 and the Company has applied changes to the disclosures for the periods presented in the consolidated financial statements. Refer to Note 15, Income Taxes of the accompanying financial statements for additional information.
New and Amended Standards Issued but Not Yet Adopted
Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU 2024-03 Disaggregation of Income Statement Expenses, which requires additional disclosures about certain costs and expenses in the notes to the consolidated financial statements. This new guidance is effective for annual periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. The guidance is to be applied prospectively, with retrospective application permitted. The Company is currently evaluating the impact on its consolidated financial statements and related disclosures.
South Bow Corporation 2025 Management’s Discussion and Analysis | 29

Related Party Transactions
Prior to the Spinoff, South Bow did not operate as a standalone entity and its Former Parent was responsible for providing the Company's administrative and operating services (referred to as "corporate expenses") necessary to operate the business. These allocated corporate expenses are capitalized or expensed based on the nature of underlying expenditure. In addition, the Company also incurs operating costs provided by subsidiaries of its Former Parent that are not allocated but are direct costs. These direct costs are capitalized or expensed based on the nature of underlying expenditure. These transactions were considered related party transactions up to September 30, 2024, the day prior to the Spinoff.
The allocated corporate expenses, direct operating costs, interest expense on long-term debt due to affiliates of South Bow's Former Parent, and interest income with affiliates of its Former Parent were as follows:

	Year Ended December 31,
U.S.$ millions	2025	2024
Allocated Corporate Expenses
Plant operating costs and other	—	89
Plant, property and equipment, net	—	3
Equity investments [1]	—	2
	—	94
Direct Operating Costs
Plant operating costs and other	—	81
Plant, property and equipment, net	—	4
Equity investments [2]	—	1
	—	86

Interest Expense on Long-term Debt to Affiliates of Former Parent	—	270
Return-of-capital payment [3]	—	24
1. For the year ended December 31, 2025, nil impacted income from equity investments (2024 - $2 million).
2. For the year ended December 31, 2025, nil impacted income from equity investments (2024 - $1 million).
3. On September 30, 2024, the Company declared a return-of-capital distribution and paid it on October 1, 2024.
Risk Factors
Financial Risks
South Bow is exposed to various financial risks and has strategies, policies, and limits in place to manage the impact of these risks on the Company’s earnings and cash flows and, ultimately, shareholder value.
Risk management strategies, policies, and limits are designed to ensure the Company's risks and related exposures are in line with South Bow's business objectives and risk tolerance. The Company's risks are managed within limits that are established by the Board, implemented by senior Management and monitored by the risk management, internal audit, and business segment groups. South Bow's Audit Committee of the Board oversees how Management monitors compliance with risk management policies and procedures and oversees Management's review of the adequacy of the risk management framework.
Market Risk
The Company constructs and invests in crude oil pipeline systems, purchases and sells commodities, including amounts in foreign currencies, and invests in foreign operations. Certain of these activities expose the Company to market risk from changes in commodity prices, foreign exchange, and liquidity risk, all of which may impact the Company's earnings, cash flows, and the value of its financial assets and liabilities. The Company assesses contracts used to manage market risk to determine whether all, or a portion, meets the definition of a derivative.
South Bow Corporation 2025 Management’s Discussion and Analysis | 30

Derivative contracts that the Company uses to assist in managing exposure to market risk may include the following:
•forwards and futures contracts – agreements to purchase or sell a specific financial instrument or liquids commodity at a specified price and date in the future; and
•options – agreements that convey the right, but not the obligation, of the purchaser to buy or sell a specific amount of a financial instrument or commodity at a fixed price, either at a fixed date or at any time within a specified period.
Commodity Price Risk
The Company's Marketing business enters into pipeline and storage terminal capacity contracts as well as crude oil purchase and sale agreements, fixing a portion of the exposure on these contracts by entering into financial instruments to manage price fluctuations that arise from physical commodity transactions.
Sustained lower crude oil prices could lead to reduced investment in upstream development, expansion, and production, which could negatively impact opportunities for the Company to expand its asset base and re‑contract with customers as contractual agreements expire.
Liquidity Risk
Liquidity risk is the risk that South Bow will not be able to meet its financial obligations as they come due. The Company’s ability to fund future capital projects and carry out its business plan is dependent on South Bow’s ability to generate cash flows, raise capital in a timely manner and under favourable terms and conditions, and will be impacted by credit ratings and general capital markets condition. Changes in credit ratings may impact South Bow’s ability to enter and maintain certain contracts. Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, maintain adequate cash flows from operating activities, availability of credit facilities, and access to capital markets to meet obligations as they become due.
Foreign Exchange Risk
A portion of the Company's entities generate all or most of their earnings in Canadian dollars and, since the Company reports its financial results in U.S. dollars, changes in the value of the Canadian dollar against the U.S. dollar can impact its net income. If the Company's Canadian dollar-denominated operations continue to grow, this exposure increases.
The Company is exposed to foreign exchange risk in its Canadian-dollar functional currency entity which holds U.S dollar-denominated debt. This foreign exchange risk is offset by the designation of $1.1 billion of U.S. dollar-denominated Junior Notes as a net investment hedge in foreign operations at December 31, 2025 (2024 - $1.1 billion). The net investment hedge is perfectly effective and foreign exchange gain or loss, as determined by the respective period end rate, is reported as cumulative translation adjustment within accumulated other comprehensive income (“AOCI”).

	As at December 31,
U.S.$ millions	2025	2024
Notional amount of U.S. dollar-denominated Junior Notes	1,100	1,100
Fair value of U.S. dollar-denominated Junior Notes	1,165	1,135
Cumulative translation adjustment recognized in AOCI	(12)	(67)
Counterparty Credit Risk
South Bow's exposure to counterparty credit risk includes its cash and cash equivalents, accounts receivable, environmental provision and certain contractual recoveries, available-for-sale assets, and the fair value of derivative assets.
South Bow Corporation 2025 Management’s Discussion and Analysis | 31

At times, the Company's counterparties may endure financial challenges resulting from commodity price and market volatility, economic instability, and political or regulatory changes. In addition to actively monitoring these situations, there are a number of factors that reduce the Company's counterparty credit risk exposure in the event of default, including:
•contractual rights and remedies, together with the utilization of contractually-based financial assurances;
•the competitive position of the Company's assets and the demand for the Company's services; and
•potential recovery of unpaid amounts through bankruptcy and similar proceedings.
South Bow reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. The Company uses historical credit loss and recovery data, adjusted for Management's judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in plant operating costs and other in the consolidated statements of income.
Entering into derivative instruments may result in exposure to credit risk from the possibility that a counterparty will default on its contractual obligations. In order to mitigate this risk, the Company enters into derivative transactions primarily with institutions that possess strong investment-grade credit ratings. Credit risk relating to derivative counterparties is mitigated through the maintenance and monitoring of credit exposure limits, contractual requirements, and netting arrangements. South Bow also reviews counterparty credit exposure using external credit rating services and other analytical tools to manage credit risk.
The Company had no significant credit losses and no significant amounts impaired at December 31, 2025 and 2024 within normal trade accounts receivable. At December 31, 2025 and 2024, there were no significant credit risk concentrations.
At December 31, 2025, the Company has nil Keystone XL contractual recoveries, and $172 million of Keystone contractual recoveries from certain customers related to variable toll disputes with the CER, which were approved during the three months ended December 31, 2025 (at December 31, 2024 - $56 million and $114 million, respectively). These recoveries are part of the indemnity adjustments with the Company's Former Parent. Refer to the Recent Developments section of this MD&A for additional information.
The Company has significant credit and performance exposure to financial institutions that hold cash. The Company’s portfolio of financial sector exposure consists primarily of highly-rated investment grade, systemically important financial institutions.
Legal Proceedings
The Company is subject to various legal proceedings, arbitration, and actions arising in the normal course of business. South Bow assesses all legal matters on an ongoing basis, including those relating to the Company’s equity investments. With the potential exception of matters discussed in Note 23, Commitments, Contingencies, and Guarantees of the accompanying financial statements, it is the opinion of Management that the ultimate resolution of such proceedings and actions will not have a material impact on the Company’s financial position or results of operations.
Financial Instruments
Non-derivative Financial Instruments
Fair Value of Non-derivative Financial Instruments
Available-for-sale assets are recorded at fair value, which is calculated using quoted market prices where available. Certain non-derivative financial instruments included in cash and cash equivalents, accounts receivable, environmental provision recovery, contractual recoveries, other current assets, other long-term assets, accounts payable and other, and other long-term liabilities, have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. Each of these instruments are classified in Level II of the fair value hierarchy.
South Bow Corporation 2025 Management’s Discussion and Analysis | 32

Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.
Balance Sheet Presentation of Non-derivative Financial Instruments
The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

As at December 31,	2025		2024
U.S.$ millions	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes [1]	(4,682)	(4,745)	(4,629)	(4,598)
Junior Notes [1]	(1,086)	(1,165)	(1,087)	(1,135)
1. The carrying amount of the Senior Notes and Junior Notes include unamortized debt issuance costs of $26 million and $14 million, respectively (2024 - $28 million and $13 million, respectively).
Available-for-sale Assets Summary
The following tables summarize additional information about the Company's Land Matters Consultation Initiative ("LMCI") restricted investments that were classified as available‑for‑sale assets:

	As at December 31,
U.S.$ millions	2025	2024
Fair Value of Fixed Income Securities [1,2]
Maturing after 10 years	88	80
	88	80
1. Available-for-sale assets are recorded at fair value and included in other long-term assets on the Company's consolidated balance sheets.
2. Classified in Level II of the fair value hierarchy.

	Year Ended December 31,
U.S.$ millions	2025	2024
Net unrealized gains (losses) [1]	(4)	(1)
Net realized losses [1,2]	(3)	(2)
1. Unrealized and realized losses arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these losses within other long-term assets and liabilities on the consolidated balance sheets.
2. Realized losses on the sale of LMCI restricted investments are determined using the average cost basis.
Derivative Instruments
Fair Value of Derivative Instruments
The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. The fair value of options has been calculated using the binomial pricing model. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
Even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge, and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.
South Bow Corporation 2025 Management’s Discussion and Analysis | 33

Balance Sheet Presentation of Derivative Instruments
The balance sheet classification of the fair value of held-for-trading, commodity derivative instruments was as follows:

	As at December 31,
U.S.$ millions	2025	2024
Total Derivative Assets (other current assets)	34	188
Total Derivative Liabilities (accounts payable and other)	(29)	(219)
Total Derivatives [1,2]	5	(31)
1. Fair value equals carrying value.
2. Includes purchases and sales of crude oil.
The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to South Bow's risk management strategies, policies, and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
Notional and Maturity Summary
The maturity and notional amount or quantity outstanding related to the Company's liquids commodity derivative instruments was as follows:

	Year Ended December 31,
	2025	2024
Gross sales volumes (millions of barrels)	(33)	(130)
Gross purchases volumes (millions of barrels)	22	116
Net Purchases Volumes (millions of barrels)	(11)	(14)
Maturity dates (year)	2026	2025
Unrealized and Realized Gains (Losses) on Commodity Derivative Instruments

	Year Ended December 31,
U.S.$ millions	2025	2024
Derivative Instruments Held for Trading [1]
Unrealized gains (losses)	36	(6)
Realized gains	367	459
Gains on Derivatives	403	453
1. Realized and unrealized gains (losses) on derivative instruments held for trading used to purchase and sell crude oil are included on a net basis in revenues on the consolidated statements of income.
South Bow Corporation 2025 Management’s Discussion and Analysis | 34

Offsetting of Derivative Instruments
South Bow enters into commodity derivative contracts with the right to offset in the normal course of business as well as in the event of default. The Company has no master netting agreements; however, similar contracts are entered into containing rights to offset.
The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the consolidated balance sheets.
The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

As at December 31, 2025	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	34	(28)	6
Derivative instrument liabilities	(29)	28	(1)
1. Amounts available for offset do not include cash collateral pledged or received.

As at December 31, 2024	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	188	(187)	1
Derivative instrument liabilities	(219)	187	(32)
1. Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $26 million and letters of credit of $11 million at December 31, 2025 (at December 31, 2024 – $66 million and $16 million, respectively) to its counterparties. At December 31, 2025, the Company held nil cash collateral and $70 million in letters of credit (at December 31, 2024 – nil and $70 million, respectively) from counterparties on asset exposures.
Credit Risk-related Contingent Features of Derivative Instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit risk-related contingent event occurs, such as a downgrade in South Bow's credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits. The Company has provided collateral for the derivative instruments with credit risk-related contingent features, recorded within other current assets on the consolidated balance sheets. At December 31, 2025 and December 31, 2024, there were no other derivative instruments that had credit risk-related features for which collateral was not provided.
Risk Management
South Bow is subject to various risks which could have a potential material impact on the Company's financial results and operations. These risks include, but are not limited to, financial risks, market risk, commodity price risk, liquidity risk, foreign exchange risk, and counterparty credit risk.
For details on the risk factors impacting South Bow, refer to the Company's AIF for the year ended December 31, 2025, which is available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the SEC at www.sec.gov.
Net Investment Hedge
A portion of the Company's entities generate all or most of their earnings in Canadian dollars and, since the Company reports its financial results in U.S. dollars, changes in the value of the Canadian dollar against the U.S. dollar can impact its comprehensive income. If the Company's Canadian dollar-denominated operations continue to grow, this exposure increases.
South Bow Corporation 2025 Management’s Discussion and Analysis | 35

The Company is exposed to foreign exchange risk in its Canadian dollar functional currency entity which holds U.S dollar-denominated debt. This foreign exchange risk is offset by the designation of its U.S. dollar-denominated Junior Notes as a net investment hedge in foreign operations. The net investment hedge is perfectly effective and any foreign exchange gain or loss, as determined by the respective period-end rate, is reported as cumulative translation adjustment within AOCI.

	As at December 31,
U.S.$ millions	2025	2024
Notional amount of U.S. dollar-denominated Junior Notes	1,100	1,100
Fair value of U.S. dollar-denominated Junior Notes	1,165	1,135
Cumulative translation adjustment recognized in AOCI	(12)	(67)
Fair Value Hierarchy
The Company's financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How Fair Value Has Been Determined
Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.
Level II	This category includes commodity derivatives where fair value is determined using the market approach. Inputs include yield curves and broker quotes from external data service providers.
Level III
This category includes long-dated transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or, alternatively, long-term broker quotes or negotiated commodity prices that have been contracted for under similar terms in determining an appropriate estimate of these transactions.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

The fair value of the Company's derivative assets and liabilities measured on a recurring basis, including both current and non‑current portions, were categorized as follows:

	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II) [1]	Significant Unobservable Inputs (Level III) [1]	Total
U.S.$ millions
Derivative instrument assets	30	4	—	34
Derivative instrument liabilities	(28)	(1)	—	(29)
As at December 31, 2025	2	3	—	5

Derivative instrument assets	184	4	—	188
Derivative instrument liabilities	(203)	(16)	—	(219)
As at December 31, 2024	(19)	(12)	—	(31)
1. There were no transfers from Level II to Level III for the periods presented.
South Bow Corporation 2025 Management’s Discussion and Analysis | 36

Select Quarterly Financial & Operational Information
The following table presents select quarterly financial and operational information over the last eight quarters:

U.S.$ millions, except per share, ratios, and operational data, and where noted	2025				2024 [1]
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	503	461	524	498	488	534	554	544
Income from equity investments	14	12	13	13	12	12	13	12
Income before income taxes	153	104	126	114	72	90	110	146
Normalized EBITDA [2]	252	254	250	266	290	262	241	298
Distributable cash flow [2,3]	149	236	167	157	155	190	90	186
Capital expenditures [4]	60	52	34	32	28	62	20	12

Net income	156	93	96	88	55	61	88	112
Weighted average common shares outstanding - diluted (millions) [5]	208.8	208.8	208.8	208.7	208.4	207.6	207.6	207.6
Net income per share - diluted [5]	0.75	0.45	0.46	0.42	0.26	0.29	0.42	0.54
Normalized net income [2]	127	99	87	98	112	86	71	114
Normalized net income per share - diluted [2,5]	0.61	0.47	0.42	0.47	0.54	0.41	0.34	0.55

Dividends declared	104	104	104	104	104
Dividends declared per share [5]	0.50	0.50	0.50	0.50	0.50

Total long-term debt [6]	5,768	5,751	5,774	5,719	5,716	10,452	5,905	5,924
Net debt [2]	4,806	4,836	4,903	4,910	4,901	4,827	5,578	5,421
Net debt-to-normalized EBITDA ratio [2]	4.7	4.6	4.6	4.6	4.5	4.5	5.0	4.8

Operational Information
Keystone Pipeline SOF (%) [7]	94	92	93	98	96	95	94	96
Keystone Pipeline throughput (Mbbl/d)	594	584	544	613	621	616	623	643
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d) [8]	680	703	760	726	784	815	802	779
Marketlink throughput (Mbbl/d)	531	547	625	549	615	636	622	582
1. Figures presented prior to October 1, 2024 are based on the Company's carve-out financial statements prepared prior to the Spinoff and have been presented based on information from the carve-out financial statements. Figures not presented were not included within the carve-out financial statements. Figures prior to the Spinoff were previously disclosed in Canadian dollars.
2. Non-GAAP financial measure or ratio that does not have a standard meaning under GAAP. Refer to the Specified Financial Measures section of this MD&A for additional details.
3. Distributable cash flow and net debt are non-GAAP financial measures used by the Company beginning on October 1, 2024 and therefore no figures have been presented for periods prior to October 1, 2024 in the above table.
4. Capital expenditures within investing activities in the consolidated statements of cash flows of the accompanying financial statements.
5. Effective October 1, 2024, the Company completed the Spinoff into an independent, publicly traded entity. Per-share figures for comparative periods have been calculated using the outstanding shares at October 1, 2024.
6. Total long-term debt subsequent to October 1, 2024 includes the Company's Senior Notes and Junior Notes per the consolidated balance sheets of the accompanying financial statements. For periods prior to October 1, 2024, the Company had long-term debt to affiliates of its Former Parent.
7. SOF measures South Bow’s ability to deliver crude oil at the planned maximum rate of the Keystone Pipeline System.
8. Comprises throughput originating in Hardisty, Alberta transported on the Keystone Pipeline System, and throughput originating in Cushing, Oklahoma transported on Marketlink for destination in the U.S. Gulf Coast.
South Bow Corporation 2025 Management’s Discussion and Analysis | 37

Fluctuations in quarterly revenues and earnings are and can be impacted by regulatory decisions, timing of newly constructed assets being placed into service, acquisitions and divestitures, demand for uncommitted transportation services, marketing activities and commodity prices, developments outside of the normal course of operations, certain fair value adjustments, and foreign exchange rates. Over the last eight quarters, the Company's results have been impacted primarily by the following:
•Charges as a result of the Withdrawal of the Keystone Variable Toll Disputes with the CER and FERC that were recorded in the third quarter of 2025. Refer to the Recent Developments section of this MD&A for additional details.
•Charges as a result of the FERC Initial Decision and FERC Order on Initial Decision. Refer to the Recent Developments of this MD&A for additional details.
•Separation expenses related to the planning, execution, and completion of the Spinoff. The associated costs were primarily recorded beginning in 2024.
•Changes in market demand and opportunity for shipping uncommitted volumes, which can impact revenue recorded between quarters. During the first quarter of 2024, the Company shipped high uncommitted volumes at high rates due to high market demand.
•Impacts on throughput volumes and revenues associated with the MP-171 incident, which occurred early in the second quarter of 2025. Refer to the Recent Developments section of this MD&A for additional details.
Fourth-quarter 2025 Review
The fourth quarter of 2025 was highlighted by the following events:
•Generated revenue of $503 million and income from equity investments of $14 million compared to revenues of $461 million and income from equity investments of $12 million during the third quarter of 2025. Lower revenue in the third quarter of 2025 was primarily attributable to a net $43 million charge recorded against revenue relating to the Withdrawal of Keystone Variable Toll Disputes.
•Delivered normalized EBITDA of $252 million, a decrease of $2 million from the third quarter of 2025, primarily driven by lower costs and realized gains in the Marketing segment, and lower corporate costs in the Intra-Alberta & Other segment.
•South Bow declared its quarterly dividend of $0.50 per share on November 13, 2025, paid on January 15, 2026 to shareholders of record on December 31, 2025.
•Total Keystone Pipeline System throughput was approximately 594,000 bbl/d, an increase of approximately 10,000 bbl/d from the third quarter of 2025.
•Exited the period with net debt of $4,806 million and a net debt-to-normalized EBITDA ratio of 4.7 times compared to net debt of $4,901 million and a net debt-to-normalized EBITDA ratio of 4.5 times at December 31, 2024.
Select Annual Financial Information
The following table presents selected annual information for the last three years:

U.S.$ millions, except where noted	2025	2024	2023
Revenue	1,986	2,120	2,092
Net income	433	316	624
Net income per share - basic	2.08	1.52	3.01
Net income per share - diluted	2.07	1.52	3.00
Total assets	11,193	11,329	11,515
Total non-current liabilities	7,143	6,958	1,949
Dividends declared per share	2.00	0.50	—
Dividends payable	104	104	—
The Company’s results are impacted by various factors including those noted in the Select Quarterly Information section.
South Bow Corporation 2025 Management’s Discussion and Analysis | 38

Over the last three fiscal years, the Company’s financial results have been impacted by various factors including, but not limited to, changes in market prices, fluctuations in foreign exchange, regulatory changes, new pipelines being placed into service, and weather and other environmental events. Revenues have fluctuated due to changes in contracted volumes, uncommitted volumes, the MP-14 pipeline incident which occurred in late 2022 and impacted volumes shipped, the MP-171 pipeline incident which occurred early in the second quarter of 2025 and impacted volumes shipped, and changes in commodity prices and pricing differentials. Net income has been impacted by changes in revenue as well as fluctuations in operating expenses, environmental cleanup efforts, litigation, asset impairments, gains and losses on asset sales, changes in long-term debt obligations, capital expenditures and capital projects, and costs incurred in anticipation and execution of the Spinoff.
Changes in non-current liabilities have primarily been impacted by fluctuations in foreign exchange rates on long-term debt balances and changes in deferred income tax liabilities.
Parental Guarantees of Debt
On August 28, 2024, the Company completed its initial debt offering which included U.S. and Canadian dollar-denominated Senior Notes and U.S. dollar-denominated Junior Notes issued by certain subsidiaries of South Bow Corporation. The guarantees are full and unconditional. The issuers and guarantors of the U.S. dollar-denominated Senior Notes and Junior Notes are summarized below:

Issuer and Guarantors ("Obligor Group")
Senior Notes
Due September 2027 ($700 million, 4.91%)	Issued by South Bow USA Infrastructure Holdings LLC and guaranteed by South Bow Infrastructure Holdings Ltd., South Bow Canadian Infrastructure Holdings Ltd., and South Bow Corporation.
Due October 2029 ($1,000 million, 5.03%)
Due October 2034 ($1,250 million, 5.58%)
Due October 2054 ($700 million, 6.18%)

Due February 2030 (C$450 million, 4.32%)	Issued by South Bow Canadian Infrastructure Holdings Ltd. and guaranteed by South Bow Infrastructure Holdings Ltd., South Bow USA Infrastructure Holdings LLC, and South Bow Corporation.
Due February 2032 (C$500 million, 4.62%)
Due February 2035 (C$500 million, 4.93%)

Junior Notes
Due March 2055 ($450 million, 7.63%)	Issued by South Bow Canadian Infrastructure Holdings Ltd. and guaranteed by South Bow Infrastructure Holdings Ltd., South Bow USA Infrastructure Holdings LLC, and South Bow Corporation.
Due March 2055 ($650 million, 7.50%)

The Senior Notes guarantees rank above all subordinated debts, including the Junior Notes, and are equal in payment priority with other non-subordinated debts. They are subordinated to secured debts to the extent of the value of the securing assets. Additionally, they are structurally subordinated to the debts and liabilities of subsidiaries that do not guarantee the Senior Notes. The indentures governing the Senior Notes limit South Bow's ability to: create liens without equally and ratably securing the notes; and engage in certain sale and leaseback transactions. Such indentures also limit South Bow's ability to consolidate, merge, or transfer all or substantially all its assets.
The Junior Notes guarantees are unsecured and rank below all senior debts, including the Senior Notes. They are equal in payment priority with other specified unsecured subordinated debts and are structurally subordinated to the debts of subsidiaries that do not guarantee the Junior Notes. In the event of bankruptcy or insolvency, they rank above common and preferred shares in asset distribution.
The guarantees on the Senior Notes and Junior Notes do not limit the amount of senior indebtedness that South Bow may incur or the amount of other indebtedness or liabilities that South Bow or its subsidiaries may incur, and do not contain any financial or other similar restrictive covenants.
South Bow Corporation 2025 Management’s Discussion and Analysis | 39

Summarized Financial Information of the Obligor Group
In accordance with Rule 3-10 of the SEC's Regulation S-X, South Bow has provided the following summarized information and disclosures in lieu of filing separate financial statements for each of the guarantors of the securities. The summarized financial information of the Obligor Group is presented on a combined basis and has eliminated intercompany balances and transactions between the entities in the Obligor Group. The summarized financial information excludes information of any subsidiaries who are not issuers or guarantors as well as income from equity method investments. South Bow's credit ratings are based on the accompanying financial statements and therefore the accompanying financial statements provide a more appropriate view of the Company's financial position. The summarized financial information of the Obligor Group is below:

	As at December 31,
U.S.$ millions	2025	2024
Select Asset Information:
Current assets	586	426
Receivables from non-obligor subsidiaries	—	6
Non-current assets	262	207
Non-current receivables from non-obligor subsidiaries	2,137	2,137

Select Liability Information:
Current liabilities	206	226
Payables to non-obligor subsidiaries	2,493	1,023
Non-current liabilities, including guaranteed debt	5,818	5,768
Non-current liabilities to non-obligor subsidiaries	4,137	4,137

U.S.$ millions	Year Ended December 31, 2025
Revenues - external	—
Revenues from non-obligor subsidiaries	—
Operating loss of Obligor Group	(539)
Net loss of Obligor Group	(509)
Forward-looking Information
To help the reader understand Management's assessment of South Bow's future plans and financial outlook and future prospects overall, this MD&A includes certain statements and information which constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal", and similar expressions suggesting future events or future performance.
In particular, forward-looking statements in this MD&A include information and certain financial outlooks, about the following, among other things:
•the Company's financial and operational performance;
•expectations about strategies and goals for optimization, growth, and expansion and the methods South Bow expects to employ to implement such strategies;
•South Bow's capital allocation priorities;
•the expectation that liabilities associated with the Withdrawal of the Keystone Variable Toll Disputes will be paid over the next six years, beginning in the fourth quarter of 2025 and due in the third quarter of the subsequent years;
•expected costs related to the MP-14 and MP-171 incidents;
South Bow Corporation 2025 Management’s Discussion and Analysis | 40

•the expectation that costs associated with the MP-171 incident will be recovered through the Company's insurance policies by early 2026;
•expected impacts of the findings of the RCA regarding the MP-171 incident to South Bow's remedial work plan;
•the expectation that the Company will continue to be able to meet all contractual transportation services while operating under the CAO;
•the estimated amount of the Former Parent's share of the anticipated incremental costs associated with the MP-14 incident pursuant to the Separation Agreement;
•the expected recovery of the remaining estimated environmental remediation costs associated with the MP-14 incident;
•expectations that WCSB crude oil supply will grow modestly throughout 2026 and remain below available pipeline egress capacity and the results and impacts thereof;
•South Bow's expectation that recent geopolitical events will not materially impact South Bow's business or the long-term demand for Canadian crude oil;
•expectations that pricing differentials on the Company's U.S. Gulf Coast operations will remain tight throughout 2026 and the impacts thereof;
•that South Bow's financial outlook is underpinned by highly contracted cash flows and strong structural demand for services;
•South Bow's financial outlook and annual guidance for 2026, including normalized EBITDA, financial charges, expected effective tax rate, distributable cash flow, and capital expenditures;
•South Bow's forecast of normalized EBITDA for each of its segments;
•expected normalized EBITDA in the first quarter of 2026;
•expectations that South Bow's net debt-to-normalized EBITDA ratio will decrease modestly through 2026;
•South Bow's plans with respect to growth capital expenditures in 2026 and its intention to update its outlook for growth capital expenditures once it sanctions its next development project;
•the expected timing of principal repayments and certain other terms of South Bow's Senior Notes and Junior Notes;
•that the Company has significant capacity on its Facility and the timing of its first long-term debt maturity;
•South Bow's belief that it is positioned to meet its operating obligations, including quarterly dividend payments, if, as, and when declared, and fund its ongoing development projects;
•the Company's continued commitment to prudently managing leverage and the expectation that it will enhance its financial resilience, reduce debt service charges and create additional capacity to fund future growth initiatives and potentially grow shareholder returns;
•expected costs in establishing the Company's capabilities;
•expected dividends and the designation thereof;
•expectations regarding cash flows associated with the Blackrod Connection Project in 2026 and 2027;
•South Bow's contractual obligations from 2025 through 2030 and thereafter and the categories thereof;
•the maximum term of South Bow's guarantees for certain jointly-owned entities and the potential exposure thereunder;
•that separation capital expenditures are not expected to be recovered through the Company's tolling arrangements;
•estimated contractual recoveries related to Keystone XL and Keystone;
•expected capital expenditures, contractual obligations, commitments, and contingent liabilities;
•expected regulatory processes and outcomes;
•expected outcomes with respect to legal proceedings, including arbitration and insurance claims;
•the expected impact of future legal and accounting changes;
•the remediation plan and the effectiveness of the actions taken pursuant to the remediation plan to remediate the identified material weakness in the Company's internal controls;
•the possibility that South Bow may need to provide collateral if a credit risk-related contingent event occurs or if the fair value of its derivative financial instruments exceeds pre-defined exposure limits; and
•expected industry, market, and economic conditions, including their impact on South Bow and on its customers and suppliers.
South Bow Corporation 2025 Management’s Discussion and Analysis | 41

Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different from those implied by forward-looking statements, including because of assumptions, risks, or uncertainties related to South Bow's business or events that happen after the date of this MD&A.
Forward-looking statements are based on a number of different assumptions, predictions, or projections and subject to a number of different risks, including but not limited to the following key assumptions and subject to the following risks and uncertainties:
Assumptions
•realization of expected benefits from acquisitions, divestitures, and the Spinoff;
•regulatory decisions and outcomes;
•planned and unplanned outages and the use of the Company's pipelines;
•integrity and reliability of the Company's assets;
•anticipated construction costs, schedules, and completion dates;
•access to capital markets, including portfolio management;
•expected industry, market and economic conditions, including the impact of these on the Company and on its customers and suppliers;
•future operating costs being consistent with Management's current expectations;
•the Company's ability to maintain current credit ratings;
•the timely and effective implementation of the remediation plan to remediate the material weakness in the Company's internal controls;
•prevailing inflation rates, commodity, and labour prices;
•prevailing interest, tax, and foreign exchange rates;
•changes in U.S. tax legislation and its impacts on lowering current taxes; and
•nature and scope of hedging.
Risks and Uncertainties
•failure to realize the expected benefits from acquisitions, divestitures, and the Spinoff;
•the Company's ability to successfully implement its strategic priorities and whether they will yield the expected benefits;
•the Company's ability to implement a capital allocation strategy aligned with maximizing shareholder value;
•operating performance of the Company's pipelines and storage assets;
•amount of capacity sold and rates achieved in the Company's business;
•changing global trade policies, including tariffs and the impact on the Company's business, financial results, and operations;
•production levels within supply basins;
•construction and completion of capital projects;
•the implementation and effectiveness of the Company's new ERP and supervisory control and data acquisition systems;
•the remediation of the material weakness in the Company's internal controls and the timing thereof;
•identification of additional material weaknesses or deficiencies in the Company's internal controls;
•cost and availability of, and inflationary pressures on, labour, equipment, and materials;
•availability and market prices of commodities;
•access to capital and insurance markets on competitive terms;
•interest, tax, and foreign exchange rates;
•performance and credit risk of the Company's counterparties;
•regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims;
•the Company's ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment;
•the Company's ability to realize the value of tangible assets and contractual recoveries;
•competition in the business in which the Company operates;
•unexpected or unusual weather;
•acts of civil disobedience;
•cyber security and technological developments;
•sustainability-related risks;
•impact of energy transition on the Company's business;
South Bow Corporation 2025 Management’s Discussion and Analysis | 42

•economic conditions in North America as well as globally;
•global health crises, such as pandemics and epidemics, and the impacts related thereto;
•recovery of costs resulting from unexpected pollution or environmental events related to the Company's operations; and
•the other factors discussed under Risk Management herein and in the Company's annual information form for the year ended December 31, 2025, which is available at www.sedarplus.ca.
The foregoing lists should not be construed as exhaustive. As actual results could vary significantly from the results implied by forward-looking statements, readers should not put undue reliance on forward-looking statements and should not use future-oriented information or financial outlooks for anything other than their intended purpose. South Bow does not update its forward-looking statements due to new information or future events unless required to by law.
Management approved the financial outlooks contained in this MD&A, including 2026 normalized EBITDA, 2026 financial charges, 2026 distributable cash flow, 2026 effective tax rate, and 2026 capital expenditures (including growth and maintenance capital expenditures), which are based on, among other things, the various assumptions disclosed in this MD&A, including those under Forward-looking Information as of the date of this MD&A. The internal projections, expectations, or beliefs are based on the 2026 budget, as applicable, which are subject to change in light of ongoing results, prevailing economic conditions, commodity prices, and industry conditions and regulations. The purpose of these financial outlooks is to inform readers about Management's expectations for the Company's financial and operational results in 2026, and such information may not be appropriate for other purposes. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and may be material and adverse and, as such, undue reliance should not be placed on such financial outlooks.
South Bow's future shareholder distributions, including but not limited to the payment of dividends, if any, and the level thereof is uncertain. Any decision to pay dividends on South Bow's shares (including the actual amount, the declaration date, the record date and the payment date in connection therewith and any special dividends) will be subject to the discretion of the Board and may depend on a variety of factors, including, without limitation, South Bow's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on South Bow under applicable corporate law. Further, the actual amount, the declaration date, the record date and the payment date of any dividend are subject to the discretion of the Board. There can be no assurance that South Bow will pay dividends in the future.
South Bow Corporation 2025 Management’s Discussion and Analysis | 43

Glossary
Below are common abbreviations used within this MD&A:

bbl	barrel
bbl/d	barrels per day
C$ or CAD	Canadian dollar
CER	Canada Energy Regulator
EBITDA	earnings before interest, taxes, depreciation and amortization
ERP	enterprise resource planning
FERC	Federal Energy Regulatory Commission
LMCI	Land Matters Consultation Initiative
Mbbl	thousand barrels
Mbbl/d	thousand barrels per day
MP-14
Refers to the Milepost 14 pipeline incident in December 2022 involving the release of oil from the Keystone Pipeline System into a creek in Washington County, Kansas. Discussed in the Recent Developments section.

MP-171	Refers to the Milepost 171 pipeline incident in April 2025 involving the release of oil from the Keystone Pipeline System near Fort Ransom, North Dakota. Discussed in the Recent Developments section.
NYSE	New York Stock Exchange
PHMSA	Pipeline and Hazardous Materials Safety Administration
RCA	root cause analysis
TSX	Toronto Stock Exchange
U.S.$ or USD	United States dollar
U.S. GAAP	United States Generally Accepted Accounting Principles
WCSB	Western Canadian Sedimentary Basin

South Bow Corporation 2025 Management’s Discussion and Analysis | 44